SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Financial Statements For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the six-month period

ended December 31, 2005

Fiscal year No.116 beginning July 1, 2005

Expressed in Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	61.62%

CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	780,423,632	78,042,363	78,042,363

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of December 31 and June 30, 2005

	12.31.05 (Notes 1 and 3) Ps.	06.30.05 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	25,231,467	24,961,116
Investments ( Note 4.b)	50,791,911	41,712,702
Accounts receivable, net (Note 4.d)	110,181,557	56,195,415
Other receivables and prepaid expenses (Note 4.e)	30,688,399	32,075,756
Inventory (Note 4.f)	7,474,324	888,118

Total Current Assets	224,367,658	155,833,107

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	28,133,865	7,698,839
Other receivables and prepaid expenses, net (Note 4.e)	12,718,401	11,402,424
Inventory, net (Note 4.f)	27,654,479	49,463,083
Fixed assets, net (Note 4.g)	980,600,369	981,266,154
Investments, net (Note 4.c)	26,543,990	20,064,809
Intangible assets, net (Note 4.h)	4,731,024	5,289,732

Subtotal Non-Current Assets	1,080,382,128	1,075,185,041

Goodwill, net (Note 4.i)	14,497,853	16,876,670

Total Non Current Assets	1,094,879,981	1,092,061,711

Total Assets	1,319,247,639	1,247,894,818

	12.31.05 (Notes 1 and 3) Ps.	06.30.05 (Notes 1 and 3) Ps.
LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	91,526,989	49,992,145
Short-term debt (Note 4.k)	227,003,520	56,417,505
Salaries and social security payable (Note 4.l)	5,172,646	8,443,939
Taxes payable (Note 4.m)	26,929,464	10,994,872
Customer advances (Note 4.n)	41,400,860	36,306,564
Related parties (Note 5)	5,331,197	3,760,530
Dividends payable (Note 5)	39,000	39,000
Other liabilities (Note 4.o)	8,227,841	10,575,022

Total Debts	405,631,517	176,529,577

Provisions (Note 4.p)	—	2,032,500

Total Current Liabilities	405,631,517	178,562,077

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	1,478,514	1,870,602
Long-term debt (Note 4.k)	12,500,000	175,139,901
Taxes payable (Note 4.m)	17,273,091	8,463,670
Customer advances (Note 4.n)	44,372,446	39,264,344
Related parties (Note 5)	1,819,200	1,732,200
Other liabilities (Note 4.o)	11,350,626	13,829,834

Total debts	88,793,877	240,300,551

Provisions (Note 4.p)	10,852,454	10,606,121

Total Non-Current Liabilities	99,646,331	250,906,672

Total Liabilities	505,277,848	429,468,749

Minority interest	28,677,062	27,418,496

SHAREHOLDERS´ EQUITY	785,292,729	791,007,573

Total Liabilities and Shareholders´ Equity	1,319,247,639	1,247,894,818

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

	12.31.05 (Notes 1 and 3) Ps.	12.31.04 (Notes 1 and 3) Ps.
Revenues:
Leases and services	106,258,710	77,924,071
Credit card operations	55,196,892	25,647,657
Other	23,002,896	59,439

Total revenues	184,458,498	103,631,167

Costs:
Leases and services	(37,544,269)	(30,785,244)
Credit card operations	(19,050,922)	(10,021,466)
Other	(18,637,106)	(102,628)

Total costs	(75,232,297)	(40,909,338)

Gross profit (loss):
Leases and services	68,714,441	47,138,827
Credit card operations	36,145,970	15,626,191
Other	4,365,790	(43,189)

Total gross profit	109,226,201	62,721,829

Selling expenses	(19,199,530)	(9,894,495)
Administrative expenses	(21,197,734)	(11,762,696)
Net income in credit card trust	2,079,801	882,597
Gain from valuation of inventories at fair market value	2,834,063	—

Subtotal	(35,483,400)	(20,774,594)

Operating income	73,742,801	41,947,235

Net loss on equity investments	(244,684)	(425,508)

Amortization of goodwill	(2,378,817)	(2,413,398)

Financial gain generated by assets:
Interest income	3,323,411	2,112,405
Exchange differences	908,772	303,758
Interests with related parties (Note 5)	322	2,774

Subtotal	4,232,505	2,418,937

Financial gain (loss) generated by liabilities:
Gain from derivative instruments	—	4,088,685
Interest expense	(3,937,172)	(6,126,552)
Exchange differences, net	(1,368,879)	(405,535)
Interest and exchange differences with related parties (Note 5)	(14,193,123)	(8,525,110)
Loss on early redemption of senior Notes	—	(213,228)

Subtotal	(19,499,174)	(11,181,740)

Financial results, net	(15,266,669)	(8,762,803)

Other expenses, net (Note 4.q.)	(882,677)	(560,630)

Income before taxes and minority interest	54,969,954	29,784,896

Income tax	(28,955,955)	(18,664,745)
Minority interest	(2,728,843)	(290,406)

Net income	23,285,156	10,829,745

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

	12.31.05 (Notes 1 and 3) Ps.	12.31.04 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	49,714,480	68,296,467
Cash and cash equivalents as of the end of the period	63,115,147	51,518,414

Net increase (decrease) in cash and cash equivalents	13,400,667	(16,778,053)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	23,285,156	10,829,745
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	8,268,157	268,846
• Depreciation of fixed assets	31,070,466	28,014,070
• Amortization of impairment of fixed assets	(60,500)	(387,403)
• Amortization of impairment of intangible assets	(76,081)	(16,863)
• Amortization of intangible assets	800,601	274,946
• Amortization of goodwill	2,378,817	2,413,398
• Results of fixed assets realization	1,804	—
• Charge of prevision for contingencies	1,613,370	—
• Charge for expenses related to doubtful accounts	4,437,959	1,082,699
• Charge of provision for contingencies	406,913	318,197
• Charge of allowance for doubtful accounts	4,210,406	309,810
• Gain from valuation of inventories at fair market value	(2,834,063)	—
• Net (income) loss in credit card trust	(133,808)	25,995
• Loss on early redemption of senior Notes	—	213,228
• Stamp tax	782,628	—
• Provision for directors´ fees	2,767,395	105,777
• Accrual of leases advances	(2,427,718)	—
• Net loss in equity investments	244,684	425,508
• Minority interest	2,728,843	290,406
• Tax on personal assets of shareholders	233,221	1,285,072
• Income tax	28,955,955	18,664,745

Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• Increase in accounts receivable	(82,762,255)	(22,186,579)
• Decrease (increase) in other receivables and prepaid expenses	122,223	(836,614)
• Increase in intangible assets	(177,612)	(1,868,457)
• Decrease (increase) in inventory	18,056,461	(403,722)
• Increase in trade accounts payable	30,282,408	9,579,718
• Increase in customer advances	10,202,398	9,200,276
• Decrease in taxes payable	(3,271,293)	(6,827,055)
• Increase (decrease) in salaries and social security payable	1,956,577	(1,077,717)
• (Decrease) increase in provision for contingencies	(2,193,080)	88,660
• Decrease in other liabilities	(5,166,068)	(2,736,810)
• Increase in due to related parties	1,507,562	1,637,793
• Increase in accrued interest	1,464,799	1,746,726

Net cash provided by operating activities	76,676,325	50,434,395

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(19,556,710)	(32,454,153)
• Guarantee deposit	(8,610,000)	—
• Contributions for the setting up of companies	—	(4,163,271)
• (Increase) decrease in investments	(2,846,228)	258,444

Net cash used in investing activities	(31,012,938)	(36,358,980)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Overdrafts	8,602,620	—
• Payment of seller financing - Mendoza Plaza Shopping S.A.	(5,149,834)	—
• Loans payment	(12,895,334)	(22,337,122)
• Dividends payment	(29,000,000)	(17,895,663)
• Dividends payment to minority interest	—	(523,202)
• Payment minority interest from capital reduction of subsidiaries	(1,320,172)	—
• Judicial deposit	—	(788,254)
• Proceeds from short-term debt	7,500,000	10,690,773

Net cash used in financing activities	(32,262,720)	(30,853,468)

Net increase (decrease) in cash and cash equivalents	13,400,667	(16,778,053)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

	12.31.05 Ps.	12.31.04 Ps.
Additional information
Cash paid during the period for:
– Interest	11,799,568	12,506,061
– Income tax	413,337	639,968

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	—	5,274,138
– Liquidation of interest in credit card receivables	6,338,030	3,370,258
– Issuance of credit card receivables	6,030,752	7,244,953
– Increase in intangible assets through a decrease in fixed assets	—	2,126,182
– Increase in inventory though a decrease in intangible assets	—	18,331
– Increase in inventory through a decrease in fixed assets	—	3,181,687
– Increase in fixed assets through a decrease in other receivables and prepaid expenses	—	103,317
– Increase in fixed assets through an increase in short-term debt	10,860,348	2,366,079
– Increase in other receivables and prepaid expenses through a decrease in fixed assets	71,073
– Increase in fixed assets through a decrease in long-term investments	—	596,076
– Increase in other receivables and prepaid expenses through a decrease in intangible assets	11,800	—
– Increase in related parties through a decrease in minority interest	150,020	—

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flow (Continued)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

	12.31.05 $	12.31.04 $
Acquisitions of subsidiary company:

Accounts receivable	—	1,489,784
Other receivables and prepaid expenses	—	4,761,320
Fixed assets	—	86,931,150
Intangible assets	—	12,034
Trade accounts payable	—	(982,744)
Customer advances	—	(3,325,215)
Short-term and long-term debt	—	(38,177,589)
Related parties	—	(3,133,200)
Salaries and social security payable	—	(202,946)
Taxes payable	—	(754,481)
Dividends payable (includes Ps. 75,000 payable to Alto Palermo S.A. (APSA))	—	(300,000)
Other liabilities	—	(16,181,683)
Provisions	—	(4,458,494)

Total net non-cash assets acquired	—	25,677,936

Cash and cash equivalents acquired	—	1,238,417

Total net assets acquired	—	26,916,353

Minority interest	—	(8,397,900)
Equity value before the acquisition	—	(5,087,188)
Higher value of fixed assets acquired	—	1,557,846

Purchase price of acquired subsidiary company	—	14,989,111

Cash and equivalents acquired	—	(1,238,417)
Seller financing	—	(9,587,423)

	—	4,163,271

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the six- month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or the Company has consolidated its Balance Sheets at December 31, 2005 and June 30, 2005 and the statements of income and cash flows for the six-months periods ended December 31, 2005 and 2004 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Financial Statements corresponding to the six-month periods ended to December 31, 2005 and 2004 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the six-month periods ended December 31, 2005 and 2004 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

The unaudited consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these unaudited financial statements until February 28, 2003 was the domestic wholesale price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closure dates for the financial statements for consolidation purposes
Company	12.31.05	12.31.04
Emprendimiento Recoleta S.A.	51	51	12.31.05
Tarshop S.A.	80	80	12.31.05
Shopping Neuquén S.A.	94.623	94.623	12.31.05
Inversora del Puerto S.A.	99.9917	99.9917	12.31.05
Alto Research and Development S.A. (Formerly Alto Invest S.A.) (1)	—	99.9999	12.31.05
Shopping Alto Palermo S.A.	99.9999	99.9999	12.31.05
Fibesa S.A.	99.9999	99.9999	12.31.05
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) (2)	85.40	68.80	12.31.05
Conil S.A.	50	—	12.31.05

(1)	Merged society with APSA taking effect as from 06/01/05.
(2)	The Company consolidates with Mendoza Plaza Shopping S.A. as from 10/01/04.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the unaudited basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when accrued.

Lease agent operations

In September 2000, the Company completed the acquisition of the 99.9999% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at period-end and time deposits valued at face value plus accrued interest.

b.2.	Interest in other companies

Includes the investment in E-Commerce Latina S.A., which has been accounted for under the equity method. It also includes retained interests in transferred credit card receivables and Trust debt securities pursuant to the securitization program of credit card receivables of Tarshop S.A.

c.	Goodwill

It includes the acquisition value of Shopping Center “Alto Palermo Shopping”.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	12.31.05 Ps.	06.30.05 Ps.
Cash in local currency	1,504,335	1,877,650
Cash in foreign currency	2,267,260	1,839,228
Banks in local currency	5,612,177	6,436,660
Banks in foreign currency	14,059,512	12,702,123
Banks - saving accounts	1,788,183	2,105,455

Total cash and banks	25,231,467	24,961,116

b) Current investments:
	12.31.05 Ps.	06.30.05 Ps.
Mutual funds	36,372,358	18,714,676
Retained interests in transferred credit card receivables (i)	10,309,883	10,634,316
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	2,560,548	2,841,985
Time deposits in local currency	1,511,322	6,038,688
BONTE 2006 bonds (i)	37,800	38,478
LEBACS bonds (i)	—	3,444,559

Total current investments	50,791,911	41,712,702

(i)	Not considered as cash equivalent for purpose of the unaudited consolidated statements of cash flows.

c) Non-current investments, net:
	12.31.05 Ps.	06.30.05 Ps.
Non-current
Retained interests in transfered credit card receivables	24,455,994	19,033,594
E-Commerce Latina S.A.	563,671	808,355
Trust debt securities – trust Tarshop S.A.	1,524,325	222,860

Total non-current investments, net	26,543,990	20,064,809

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

d)	Accounts receivable, net:

	12.31.05 Ps.	06.30.05 Ps.
Current
Leases and services receivables	18,741,751	15,652,309

Tarshop S.A. Credit card receivables	62,583,531	28,836,500
Debtors under legal proceedings	21,714,744	21,752,565
Checks to be deposited	29,522,861	20,318,949
Pass-through expenses receivables	9,142,116	5,108,278
Receivables from the sale of Alcorta Plaza´s land	5,759,600	—
Notes receivable	1,647,716	1,517,963
Mortgage receivable – Torres Abasto	349,257	353,115
Credit card receivable	51,015	22,963
Less:
Allowance for doubtful accounts	(39,331,034)	(37,367,227)

Total	110,181,557	56,195,415

Non-current
Credit card receivables	16,887,051	7,898,673
Receivables from the sale of Alcorta Plaza´s land	11,519,200	—
Mortgage receivable – Torres Abasto	713,428	769,385
Notes receivable	103,388	—
Less:
Allowance for doubtful accounts	(1,089,202)	(969,219)

Total	28,133,865	7,698,839

Total accounts receivable, net	138,315,422	63,894,254

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

e)	Other receivables and prepaid expenses, net:

	12.31.05 Ps.	06.30.05 Ps.
Current
Asset tax credits	9,210,348	15,442,360
Guarantee deposits	9,263,340	275,340
Related parties (Note 5)	3,944,865	2,172,003
Prepaid expenses	3,077,985	4,643,461
Prepaid services	1,069,876	1,612,785
Other tax credits	1,342,355	978,871
Prepaid gross revenues tax	1,071,803	1,037,331
Credit Card trust guarantee fund	713,608	4,089,823
Income tax, net	469,692	867,562
Other prepaid taxes	—	322,220
Other	524,527	634,000

Total	30,688,399	32,075,756

Non-Current
Deferred income tax	7,125,875	7,752,542
Credit Card trust guarantee fund	3,858,038	2,062,490
Mortgage receivable under legal proceedings	2,208,275	2,208,275
Allowance for doubtful mortgage receivable under legal proceedings	(2,208,275)	(2,208,275)
Prepaid gross sales tax	904,837	782,445
Prepaid expenses	291,000	315,250
Value Added Tax (VAT) receivable	261,377	252,438
Asset tax credits	229,548	202,087
Guarantee deposits	26,928	14,235
Other	20,798	20,937

Total	12,718,401	11,402,424

Total other receivables and prepaid expenses, net	43,406,800	43,478,180

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

f)	Inventory, net:

	12.31.05 Ps.	06.30.05 Ps.
Current
Torres de Rosario	6,661,496	—
Torres de Abasto	517,599	517,599
Resale merchandise	295,229	301,695
Other	—	68,824

Total	7,474,324	888,118

Non-Current
Torres de Rosario	15,514,439	19,274,596
Air space Supermercado Coto – Agüero 616	11,695,040	11,695,040
Avellaneda, land	445,000	445,000
Alcorta Plaza	—	18,048,447

Total	27,654,479	49,463,083

Total Inventory, net	35,128,803	50,351,201

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4 : (Continued)

g)	Fixed assets, net:

	12.31.05 Ps.	06.30.05 Ps.
Properties:
Shopping Centers:
Alto Palermo	201,851,178	210,822,252
Abasto	192,105,906	195,799,240
Patio Bullrich	112,271,636	115,343,975
Alto Avellaneda	94,407,825	98,749,548
Mendoza Plaza Shopping	86,617,169	83,705,820
Alto Rosario	80,232,680	80,826,675
Paseo Alcorta	64,184,354	65,815,952
Alto NOA	30,038,199	30,883,349
Buenos Aires Design	19,713,930	20,935,251
Other properties	12,337,586	11,353,209
Caballito project	31,065,414	31,065,414
Neuquén project	9,987,019	9,987,019
Facilities	14,060,643	14,026,374
Furniture and fixture	5,035,854	4,728,898
Computer equipment	4,145,423	3,905,347
Leasehold improvements	2,892,469	1,429,132
Software	1,494,405	779,543
Vehicles	88,343	100,963
Work in progress:
- Alto Rosario	1,735,670	—
- Patio Bullrich	270,473	258,373
- Abasto	12,000	—
- Office improvements	14,974	—
- Buenos Aires Design	3,916	—
- Tarshop S.A.	—	749,820
Suppliers advances on purchase of fixed assets	16,033,303	—

Total Fixed assets, net	980,600,369	981,266,154

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h) Intangible assets, net:
	12.31.05 Ps.	06.30.05 Ps.
Pre-operating expenses	4,529,538	5,062,891
Trademarks	201,486	226,841

Total Intangible assets, net	4,731,024	5,289,732

i) Goodwill, net:
	12.31.05 Ps.	06.30.05 Ps.
- Fibesa S.A.	9,582,244	10,608,513
- Shopping Alto Palermo S.A.	4,309,975	5,541,397
- Tarshop S.A.	605,634	726,760

Total Goodwill, net	14,497,853	16,876,670

j) Trade accounts payable:
	12.31.05 Ps.	06.30.05 Ps.
Current
Suppliers	70,462,295	43,733,267
Fixed assets acquisitions suppliers	10,860,348	—
Accruals	9,129,649	5,209,859
Foreign suppliers	1,014,043	971,616
Other	60,654	77,403

Total	91,526,989	49,992,145

Non-current
Foreign suppliers	1,478,514	1,870,602

Total	1,478,514	1,870,602

Total Trade accounts payable	93,005,503	51,862,747

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

k)	Short-term and long-term debt:

	12.31.05 Ps.	06.30.05 Ps.
Current
– Banks
Syndicated loan	25,000,000	25,000,000
Deutsche Bank loan	18,192,000	8,661,000
Banco de valores loan	6,500,000	—
Bank Boston loan	2,800,000	1,800,000
Industrial de Azul loan	1,000,000	1,000,000
Overdrafts	8,602,620	—
Bank Interests	2,394,754	1,631,407
Other	403,542	381,126

Subtotal	64,892,916	38,473,533

– Financial
Convertible Notes (US$ 50 million) (Note 5)	143,356,689	—
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	6,480,508	6,133,192
Deferred financing costs	(15,322)	—
Seller financing – Shopping Neuquén S.A.	5,928,312	5,594,518
Accrued interest for Seller financing – Shopping Neuquén S.A.	979,131	826,765
Seller financing – Mendoza Plaza Shopping S.A.	5,133,424	4,746,301
Mortgage loans (Note 7)	41,791	41,791
Other	206,071	601,405

Subtotal	162,110,604	17,943,972

Total	227,003,520	56,417,505

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

	12.31.05 Ps.	06.30.05 Ps.
Non current
– Banks
Syndicated loan	12,500,000	25,000,000
Deutsche Bank loan	—	8,661,000

Subtotal	12,500,000	33,661,000

– Financial
Unsecured convertible Notes (US$ 50 million) (Note 5)	—	136,500,911
Deferred financing costs	—	(51,563)
Seller financing - Mendoza Plaza Shopping S.A.	—	5,029,553

Subtotal	—	141,478,901

Total	12,500,000	175,139,901

Total short-term and long-term debt	239,503,520	231,557,406

l) Salaries and social security payable:
	12.31.05 Ps.	06.30.05 Ps.
Provision for vacation and bonuses	2,916,684	5,423,491
Social security payable	1,959,472	1,370,106
Salaries payable	39,112	1,395,176
Other	257,378	255,166

Total salaries and social security payable	5,172,646	8,443,939

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

m)	Taxes payable:

	12.31.05 Ps.	06.30.05 Ps.
Current
Income tax	14,437,821	3,198,346
Value Added Tax (VAT) payable, net	5,852,361	3,871,201
Other tax withholdings	3,132,283	1,516,641
Other taxes payable	932,528	194,301
Gross revenues tax provision	1,309,894	850,081
Asset tax payable, net	272,983	416,326
Provision for tax on personal assets of shareholders	466,442	233,221
Gross revenues tax withholdings	321,177	273,000
Tax amnesty plan for gross revenues tax payable	167,689	169,039
Provision for property tax	7,506	215,754
Other	28,780	56,962

Total	26,929,464	10,994,872

Non current
Deferred income tax	15,523,240	6,632,596
Tax amnesty plan for gross revenues tax payable	1,749,851	1,831,074

Total	17,273,091	8,463,670

Total taxes payable	44,202,555	19,458,542

n) Customer advances:
	12.31.05 Ps.	06.30.05 Ps.
Current
Admission rights	22,186,419	18,041,169
Lease and pass-through expenses advances	17,042,301	17,198,875
Advance for the sale of Rosario land	2,111,838	1,006,218
Guarantee deposits	60,302	60,302

Total	41,400,860	36,306,564

Non-current
Admission rights	30,922,482	26,060,797
Lease advances	13,396,700	13,150,283
Guarantee deposits	53,264	53,264

Total	44,372,446	39,264,344

Total customer advances	85,773,306	75,570,908

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

o) Other liabilities:
	12.31.05 Ps.	06.30.05 Ps.
Current
Provisions for directors fees (Note 5)	2,938,155	5,216,591
Advances to directors (Note 5)	(170,760)	(204,177)
Donations payable (Note 5)	3,960,000	3,960,000
Contributed leasehold improvements (Note 10)	525,525	525,525
Withholdings and guarantee deposits	221,358	428,709
Unearned income (Note 9)	—	109,934
Other	753,563	538,440

Total	8,227,841	10,575,022

Non-current
Contributed leasehold improvements (Note 10)	11,209,698	11,472,466
Directors’ guarantee deposits (Note 5)	12,000	12,000
Unearned income (Note 9)	—	2,345,268
Other	128,928	100

Total	11,350,626	13,829,834

Total Other liabilities	19,578,467	24,404,856

p) Provisions:
	12.31.05 Ps.	06.30.05 Ps.
Current:
Provisions for contingencies	—	2,032,500

Total	—	2,032,500

Non current:
Provisions for contingencies	10,852,454	10,606,121

Total	10,852,454	10,606,121

Total Provisions	10,852,454	12,638,621

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

q) Other expenses, net:
	12.31.05 Ps.	12.31.04 Ps.
Accrual of lease advances (Note 9)	2,427,718	—
Charge of Provision for contingencies	(1,613,370)	—
Other taxes	(782,628)	—
Charge for doubtful accounts	(383,067)	99,625
Tax on personal assets of shareholders (Note 5)	(233,221)	(1,285,072)
Donations	(124,598)	(42,728)
Other	(173,511)	667,545

Total other expenses, net	(882,677)	(560,630)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5 BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal period ended		Balance receivable (payable) as of
			12.31.2005 Ps.	12.31.2004 Ps.	12.31.2005 Ps.	06.30.2005 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(774,200)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	930,985	153,707
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(9,392,560)	(5,657,311)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	—	(613,047)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(100,580,552)	(4,117,000)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	—	(91,628,362)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(193,743)	(42,465)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(14,170)	—	—	—
IRSA Inversiones y representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	—	2,774	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	—	(5,282)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(49,033,112)	(2,007,041)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(4,578,882)	(2,820,170)	—
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	—	(44,668,911)
Other Shareholders	Shareholders	Other expenses, net Tax on personal assets of shareholders	(233,221)	(1,285,072)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	21,036	19,406
E-Commerce Latina S.A.	Equity investee	Administration fees	3,000	3,000	—	—
E-Commerce Latina S.A.	Equity investee	Net loss on equity investments	(244,684)	(345,665)	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	160,118	139,374
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(273,863)	(187,936)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	26,724	21,000	—	—
Altocity.com.S.A	Subsidiary of E-commence Latina S.A	Interest income	322	—	—	—
Mendoza Plaza Shoping S.A (Forrmerly Pérez Cuesta S.A.C.i)	Related party until September 30, 2004	Related parties results	—	(79,843)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

5. (CONTINUED)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal period ended		Balance receivable (payable) as of
			12.31.2005 Ps.	12.31.2004 Ps.	12.31.2005 Ps.	06.30.2005 Ps.
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(117,567)	(84,718)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(198,974)	—	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	(138,256)	(161,118)
Leon Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties	—	—	(1,115,268)	(1,322,481)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	338,571	232,153
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(214,816)	(39,099)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	368,186	81,748	—	—
Llao-Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao-Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(19,194)	(13,194)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(2,250)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(234,448)	(218,120)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	298,157	273,939	—	—
Metroshop S.A.	Tashop S.A. joint control	Other current receivables and prepaid expenses	—	—	1,980,530	826,676
Metroshop S.A.	Tashop S.A. joint control	Current payable with related parties	—	—	(1,043,761)	(214,084)
Metronec S.A.	Trashop S.A. Equity investee	Current payable with related parties	—	—	(359,761)	(125,791)
Loans to personnel	Employees	Other current receivables and prepaid expenses	—	—	421,222	320,529
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables and prepaid expenses	—	—	59,417	454,310
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(890,043)	(773,410)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non Current payable with related parties	—	—	(1,819,200)	(1,732,200)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interests and exchange differences with related parties	(200,806)	(35,460)	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Dividends payable	—	—	(39,000)	(39,000)
Directors	Directors	Short-term debt	—	—	(200,589)	(8,211)
Directors	Directors	Long-term debt	—	—	—	(182,736)
Directors	Directors	Interests and exchange differences with related parties	(18,732)	(10,919)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

5. (CONTINUED)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal period ended		Balance receivable (payable) as of
			12.31.2005 Ps.	12.31.2004 Ps.	12.31.2005 Ps.	06.30.2005 Ps.
Directors and management	Directors	Other current liabilities	—	—	(2,767,395)	(5,012,414)
Directors and management	Directors	Other current receivables and prepaid expenses	—	—	2,522	160
Directors	Directors	Other non current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(3,266,410)	(470,234)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(3,960,000)	(3,960,000)
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	16
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	2,560,548	2,841,985
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	5,816	1,040
ING Bank	Emprendimientos Recoletas ´s sharehelder	Current payable with related parties	—	—	(150,020)	—
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(22,944)	(940)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	—	(20,902)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(2,143)	(1,250)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 12.31.05 Ps.	Total as of 12.31.04 Ps.
Revenues	106,697,111	55,196,892	23,002,896	184,896,899	(438,401)	184,458,498	103,631,167
Costs	(37,544,269)	(19,894,249)	(18,637,106)	(76,075,624)	843,327	(75,232,297)	(40,909,338)

Total gross profit as of 12.31.05	69,152,842	35,302,643	4,365,790	108,821,275	404,926	109,226,201	—

Total gross profit (loss) as of 12.31.04	47,305,644	14,868,046	(43,190)	62,130,500	591,329	—	62,721,829

Expenses:
Selling expenses	(6,337,096)	(12,555,570)	(306,864)	(19,199,530)	—	(19,199,530)	(9,894,495)
Administrative expenses	(9,237,685)	(11,846,833)	(113,216)	(21,197,734)	—	(21,197,734)	(11,762,696)
Net income in credit card trust	—	2,079,801	—	2,079,801	—	2,079,801	882,597
Gain from valuation of inventories at fair market value	—	—	2,834,063	2,834,063	—	2,834,063	—

Operating income 12.31.05	53,578,061	12,980,041	6,779,773	73,337,875	404,926	73,742,801	—

Operating income (loss) 12.31.04	38,081,870	3,483,715	(209,679)	41,355,906	591,329	—	41,947,235

Net loss in equity investments	—	—	(244,684)	(244,684)	—	(244,684)	(425,508)
Amortization of goodwill	(2,257,690)	(121,127)	—	(2,378,817)	—	(2,378,817)	(2,413,398)
Financial results, net	(15,061,887)	163,110	37,034	(14,861,743)	(404,926)	(15,266,669)	(8,762,803)
Other expense, net	(821,756)	(58,505)	(2,416)	(882,677)	—	(882,677)	(560,630)

Net income before taxes and minority interest 12.31.05	35,436,728	12,963,519	6,569,707	54,969,954	—	54,969,954	—

Net income (loss) before taxes and minority interest 12.31.04	26,378,343	3,969,118	(562,565)	29,784,896	—	—	29,784,896

Income tax	(18,841,268)	(4,180,715)	(5,933,972)	(28,955,955)	—	(28,955,955)	(18,664,745)
Minority interest	(948,057)	(1,780,786)	—	(2,728,843)	—	(2,728,843)	(290,406)

Net income 12.31.05	15,647,403	7,002,018	635,735	23,285,156	—	23,285,156	—

Net income (loss) 12.31.04	9,381,644	1,933,768	(485,667)	10,829,745	—	—	10,829,745

Depreciation and amortization 12.31.05 – (six month)	33,213,111	900,196	—	34,113,307	—	34,113,307	—

Depreciation and amortization 06.30.05- (twelve month)	62,260,044	1,173,502	—	63,433,546	—	—	63,433,546

Additions of fixed assets 12.31.05- (six month)	28,143,174	2,273,889	—	30,417,063	—	30,417,063	—

Additions of fixed assets 06.30.05- (twelve month)	50,984,383	2,462,705	—	53,447,088	—	—	53,447,088

Non-current investments as of 12.31.05	—	—	563,671	563,671	—	563,671	—

Non-current investments as of 06.30.05	—	—	808,355	808,355	—	—	808,355

Operating assets as of 12.31.05	962,775,620	76,339,985	52,285,416	1,091,401,021	—	1,091,401,021	—

Operating assets as of 06.30.05	959,338,889	31,537,807	51,255,612	1,042,132,308	—	—	1,042,132,308

Non operating assets as of 12.30.05	181,998,156	49,992,143	1,138,789	233,129,088	(5,282,470)	227,846,618	—

Non operating assets as of 06.30.05	167,880,436	42,889,870	1,382,121	212,152,427	(6,389,917)	—	205,762,510

Total assets as of 12.31.05	1,144,773,776	126,332,128	53,424,205	1,324,530,109	(5,282,470)	1,319,247,639	—

Total assets as of 12.31.04	1,127,219,325	74,427,677	52,637,733	1,254,284,735	(6,389,917)	—	1,247,894,818

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others

This segment includes the results of the Company’s construction and ultimate sale of residential buildings business, E-commerce Latina S.A. equity investment and results generated from the creation, updating and exploitation of information services and corporate, commercial and economic training services.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

•	At December 31, 2005, Shopping Neuquén S.A. included Ps. 41,791 from a mortgage on the land purchased for Ps. 3,313,620 within the short-term debt caption.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period on the basis of the financial statements issued by the Trusts.

NOTE 9: UNEARNED INCOME

On February 2, 1999 Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926,200, which was accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the store that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I) reflected for this operation an income of Ps. 2,427,718, due to accelerated depreciation which is shown in “Other expenses, net” of the statement of income.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 10: CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.), recognizing the related gain over the term of the contract. At closing the amount of Ps. 249,969 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten theatres in the multiplex cinema system, with an approximate surface of 4,100 s.q.m. This improvement of a building of Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,901,690 was pending of accrual.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j to the basic unaudited financial statements.

NOTE 11: NEUQUEN PROJECT

On July 6, 1999 the Company acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. The Company paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the commercial center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of December 31, 2005 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project included the building of a commercial center, a hypermarket, a hotel and a housing building.

During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed will be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Nequén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance No. 5178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 11: (Continued)

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting -among other issues- the annulment of Decrees 1,437/2002 and 585/2003 that the Municipal Executive issued on a timely basis.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of December 31, 2005 Shopping Neuquén S.A. is negotiating with the Municipality of Neuquén an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or annul the original one.

If the extension is not approved, the Municipality of Neuquén would be entitled to request that the real estate sold on a timely basis be returned and if such is the case Shopping Neuquén would not recover its original investment.

In turn, on August 15, 2003 the Company was acknowledged that 85.75% of the former shareholders of Shopping Neuquén S.A. filed a claim requesting the collection of the price balance plus interest and legal costs.

The Company management considers that the current undergoing negotiations will be favorable to the Company interest.

ALTO PALERMO S.A. (APSA)

Unaudited Financial Statements

For the six-month periods beginning on July 1, 2005

and 2004 and ended December 31, 2005 and 2004.

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of December 31, and June 30, 2005

	12.31.05 (Notes 1 and 2) Ps.	06.30.05 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	4,595,112	4,873,625
Investments (Schedules D and I)	1,456	4,928,291
Accounts receivable, net (Note 3.b and Schedule G and I)	36,540,886	22,369,291
Other receivables and prepaid expenses, net (Note 3.c and Schedules G and I)	32,254,323	27,278,466
Inventory (Note 3.d and Schedule F)	7,381,238	795,032

Total Current Assets	80,773,015	60,244,705

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule G and I)	12,278,565	769,385
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	927,287	683,893
Inventory, net (Note 3.d and Schedule F)	27,209,479	50,041,088
Fixed assets, net (Schedule A)	651,005,687	645,363,907
Investments, net (Schedule C)	365,665,993	362,513,080
Intangible assets, net (Schedule B)	3,590,447	4,143,106

Total Non-Current Assets	1,060,677,458	1,063,514,459

Total Assets	1,141,450,473	1,123,759,164

	12.31.05 (Notes 1 and 2) Ps.	06.30.05 (Notes 1 and 2) Ps.
LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	21,377,323	8,619,563
Shor Short-term debt (Note 3.f and Schedules G and I)	214,942,816	52,394,571
Salaries and social security payable (Note 3.g and Schedule I)	2,835,192	4,733,770
Taxes payable (Note 3.h and Schedule I)	6,752,921	3,164,603
Customer advances (Note 3.i and Schedules G and I)	27,046,013	25,024,943
Related parties (Note 5 and Schedule I)	2,823,887	1,793,068
Other liabilities (Note 3.j and Schedule I)	5,975,718	7,755,505

Total Debts	281,753,870	103,486,023

Provisions (Note 3.k and Schedule E and I)	—	2,032,500

Total Current liabilities	281,753,870	105,518,523

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	1,478,514	1,870,602
Long-term debt (Note 3.f and Schedules G and I)	12,500,000	175,139,901
Taxes payable (Note 3.h and Schedule I)	17,105,202	8,169,995
Customer advances (Note 3.i and Schedule I)	31,840,177	30,233,703
Related parties (Note 5 and Schedule I)	6,249,912	6,473,040
Other liabilities (Note 3.j and Schedule I)	383,346	489,461

Total debts	69,557,151	222,376,702

Provisions (Note 3.k and Schedules E and I)	4,846,723	4,856,366

Total Non-Current Liabilities	74,403,874	227,233,068

Total Liabilities	356,157,744	332,751,591

SHAREHOLDERS´ EQUITY	785,292,729	791,007,573

Total Liabilities and Shareholders’ Equity	1,141,450,473	1,123,759,164

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

	12.31.05 (Notes 1 and 2) Ps.	12.31.04 (Notes 1 and 2) Ps.
Revenues:
Leases and services	65,363,559	48,247,750
Other	23,002,896	36,052

Total revenues	88,366,455	48,283,802

Costs:
Leases and services (Schedule H)	(22,170,583)	(18,286,011)
Other (Schedule F)	(19,660,026)	(15,566)

Total costs	(41,830,609)	(18,301,577)

Gross profit :
Leases and services	43,192,976	29,961,739
Other	3,342,870	20,486

Total gross profit	46,535,846	29,982,225

Selling expenses (Schedule H)	(3,477,197)	(1,941,727)
Administrative expenses (Schedule H)	(7,075,889)	(3,778,021)

Total expenses	(10,553,086)	(5,719,748)

Gain from valuation of inventories at fair market value	2,834,063	—

Operating income	38,816,823	24,262,477

Net income on equity investments (Note 6)	18,470,897	3,630,183

Financial gain generated by assets
Interest income from related parties (Note 5)	409,165	600,158
Interest income	1,568,691	1,552,337
Exchange differences, net	345,603	311,413

Subtotal	2,323,459	2,463,908

Financial (loss) gain generated by liabilities:
Exchange differences, net	(1,363,565)	(421,741)
Gain from derivative instruments	—	4,088,685
Interests and exchange differences with related parties (Note 5)	(14,240,714)	(8,522,315)
Interest expense	(3,782,969)	(2,530,254)

Subtotal	(19,387,248)	(7,385,625)

Financial results, net	(17,063,789)	(4,921,717)

Other expenses, net (Note 3.l)	(2,372,654)	(1,214,922)

Income before taxes	37,851,277	21,756,021

Income tax (Note 11)	(14,566,121)	(10,926,276)

Net income of the period	23,285,156	10,829,745

Net basic earnings per share (Note 10)	0.030	0.014

Net diluted earnings per share (Note 10)	0.015	0.007

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

	Shareholders’ contributions
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.	Appraisal revaluation reserve Ps.	Legal reserve (Note 15) Ps.	Accumulated retained earnings Ps.	Total as of December 31, 2005 Ps.	Total as of December 31, 2004 Ps.
Balances as of the beginning of the year	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	8,992,468	92,594,219	791,007,573	770,373,698
Issuance of common stock from Convertible Notes	—	—	—	—	—	—	—	—	5,274,138
Dividends distributions – Shareholders Meeting 11.29.05 and 10.22.04, respectively	—	—	—	—	—	—	(29,000,000)	(29,000,000)	(17,895,663)
Legal Reserve – Shareholders Meeting 11.29.05	—	—	—	—	—	1,662,770	(1,662,770)	—	—
Net income for the period	—	—	—	—	—	—	23,285,156	23,285,156	10,829,745

Balances as of December 31, 2005	78,042,363	84,620,909	522,805,043	685,468,315	3,953,571	10,655,238	85,216,605	785,292,729	—

Balances as of December 31, 2004	78,042,363	84,620,909	522,805,043	685,468,315	3,953,571	8,992,468	70,168,564	—	768,581,918

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

	12.31.05 (Notes 1 and 2) Ps.	12.31.04 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	9,801,916	33,893,584
Cash and cash equivalents at the end of the period	4,596,568	5,415,521

Net decrease in cash and cash equivalents	(5,205,348)	(28,478,063)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	23,285,156	10,829,745
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	8,486,202	(1,443,536)
• Amortization of deferred financing costs	36,241	421,962
• Amortization of impairment of fixed assets	(60,500)	(120,704)
• Amortization of impairment of intangible assets	(76,081)	(16,863)
• Depreciation of fixed assets	17,500,255	15,928,465
• Amortization of intangible assets	744,916	253,216
• Provision for contingencies	351,730	227,829
• Charge for expenses related to doubtful accounts	1,613,370	—
• Provisions for Directors’ fees	2,114,439	22,286
• Net income on equity investments	(18,470,897)	(3,630,183)
• Gain from valuation of inventories at fair market value	(2,834,063)	—
• Condominium expenses	2,883,834	913,301
• Loss on early redemption of senior notes	—	87,137
• Charge (recovery) of allowance for doubtful accounts	718,511	(71,251)
• Tax on personal assets of shareholders	233,221	1,285,072
• Income tax	14,566,121	10,926,276
Changes in certain assets and liabilities, net of non-cash:
• Increase in accounts receivable	(29,283,120)	(10,395,056)
• Increase in other receivables and prepaid expenses	(3,494,262)	(4,611,481)
• Increase in intangible assets	(127,976)	(1,815,684)
• Decrease (Increase) in inventory	19,079,466	(387,343)
• Increase in trade accounts payable	1,505,324	510,090
• Increase in customer advances	3,627,544	7,974,267
• Decrease in salaries and social security payable	(1,898,578)	(805,723)
• Increase (decrease) in taxes payable	2,137,129	(1,784,586)
• Decrease in other liabilities	(4,000,341)	(1,809,535)
• Decrease in provisions	(2,393,873)	(118,879)
• Increase (decrease) in related parties	1,976,040	(652,559)
• Increase in accrued interest	866,203	78,039

Net cash provided by operating activities	39,086,011	21,794,302

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(12,292,260)	(31,252,069)
• Capital reduction of subsidiaries	1,530,200	—
• Irrevocables contributions Related parties	(90,000)	(75,000)
• Guarantee deposit (See Note 3.c)	(8,610,000)	—
• Decrease in loans granted to related parties	—	2,600,000
• Dividends collected	13,877,784	942,436
• Advanced payment for the purchase of shares	—	(5,401,688)
• Loans made to Related parties	—	(797,589)

Net cash used in investing activities	(5,584,276)	(33,983,910)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of seller financing – Mendoza Plaza Shopping S.A	(5,149,834)	—
• Payment of short-term and long-term debt	(12,500,000)	(11,363,471)
• Payment of dividends	(29,000,000)	(13,815,757)
• Overdrafts	7,942,751	8,890,773

Net cash used in financing activities	(38,707,083)	(16,288,455)

Net decrease in cash and cash equivalents	(5,205,348)	(28,478,063)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 30, 2005 and 2004

	12.31.05 Ps.	12.31.04 Ps.
Additional information
Cash paid during the periods for:
– Interest	9,615,741	11,577,975

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	—	5,274,138
– Offsetting of related parties debts and credits	1,022,341	1,007,833
– Uncollected dividends from subsidiaries	—	1,990,496
– Increase in inventory through a decrease in fixed assets	—	3,181,687
– Increase in intangible assets through a decrease in fixed assets	—	2,126,182
– Increase in fixed assets through an increase in trade accounts payable	10,860,348	2,366,079
– Payment of dividends through relatied parties	—	4,079,906
– Increase in other receivables and property expenses through a decrease in fixed assets	—	103,317
– Increase in inventory though a decrease in intangible assets	—	18,331
– Increase in intangible assets through a decrease in an other receivables and property expenses	11,800	—
– Increase in other receivables through a decrease en fixed assets	71.073	—

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the six-month periods

ended December 31, 2005 and 2004

(expressed in Argentine Pesos)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the six-month periods ended December 31, 2005 and 2004 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the six-month periods ended December 31, 2005 and 2004 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

CONSOLIDATION OF PROFESSIONAL ACCOUNTING STANDARDS

On August 10, 2005, through Resolution CD 93/2005, the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA) approved the consolidation of the professional accounting standards of its jurisdiction with those issued by the Argentine Federation of Professional Councils in Economic Sciences of the City of Buenos Aires (FACPCE). To such extend, Technical Resolutions 6, 7, 8, 9, 11, 14, 15, 16, 17, 18, 21 and 22 of the FACPCE are to be applied on a mandatory basis in the City of Buenos Aires, with the changes made by such entity up to April 1, 2005. On December 29, 2005, through Resolutions 485 and 487, the National Securities Commission (CNV) adopted with certain changes the standards of the C.P.C.E.C.A.B.A. The standards adopted will become effective for the Company on July 1, 2006 (date of beginning of the next fiscal year). The principal change arising from the consolidation of the accounting standards is related to the treatment given to the adjustment for inflation in the calculation of the deferred tax, which can be taken as a temporary difference, according to the Company´s criteria. The adjustment for inflation is currently considered as a permanent difference in the calculation of the deferred tax. The Company is currently analyzing if it will change said accounting criteria and will report to the controlling authorities the decision taken before March 31, 2006.

ALTO PALERMO S.A. (APSA)

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements until February 28, 2003 was the domestic wholesale price index published by the National Institute of Statistics and Census.

2.	Use of estimates

The preparation of these unaudited financial statements requires that Management makes estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the unaudited financial statements, as well as income and expenses recorded during the periods. Management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

3.	Revenue recognition

3.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee, which is prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

3.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica de Argentina S.A. E-commerce Latina S.A. owns Altocity.com S.A. The main sources of revenue of this company are sales of own products and commissions from sales on consignment, monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.com S.A. under the equity method of accounting.

For the six-month periods ended December 31, 2005 and 2004, revenues of Altocity.com S.A. totaled Ps. 3,305,643 and Ps. 246,999, and net losses totaled Ps. 470,155 and Ps. 680,428, respectively.

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at period/year end.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I) over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of period/year.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

6.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value, if applicable.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.3.2. has been valued at its acquisition cost, adjusted for inflation.

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the sale and the income are valued at net realization value. The result arising from such valuation is disclosed in “Results for valuation of inventories at fair market value” of the Statement of income.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets. Also, it includes the higher investment value paid for the purchase of the shares over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule A.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value.

Furthermore, there is a parcel of land acquired prior to December 31, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at each period/fiscal year-end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization and of the corresponding allowances for impairment of value. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the period/fiscal year.

9.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.1., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A. and Fibesa S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments. (Schedule C).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

Amortization is shown in Note 6 and in “Net income on equity investments” in the Statements of Income.

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period/fiscal year end.

12.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14.	Other receivables and liabilities

-	Sundry current receivables and payables were valued at their nominal value plus financial charges accrued at the end of the period/fiscal year, where applicable.

-	Asset tax has been discounted considering the best estimate of the amount to be paid or collect, respectively.

-	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the unaudited financial statements.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

16.	Allowances and provisions

-	For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Increases or decreases for the period/fiscal year are shown in Schedule E.

-	For impairment of assets: The Company analyzes the recovery of its non-current assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

In these cases, the Company carries out for shopping centers a first comparison between the value accounted and the value of its economic use without discount. If as a result of such comparison it arises that the assets´ use value is lesser than the value accounted, a second comparison is made with the highest value between the discounted use value and the market value (recoverable value) in order to determine the impairment to be recorded. The use value is determined on the basis of projections of future cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts the pertinent recoveries in accordance with the accounting standards requirements.

The movements of the allowance for impairment for the period ended December 31, 2005 and year ended June 30, 2005 are detailed in Schedule E.

-	For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the period/fiscal year are shown in Schedule E.

At the date of issuance of these unaudited financial statements, management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

17.	Hedging instrument

The Company has used certain financial instruments to lower its financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions.

For details on the Company’s derivative instruments activity, see Note 9.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

18.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

19.	Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of each period. This tax complements income tax. The Company’s tax obligation in each year coincides with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized asset tax provision paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

20.	Shareholders’ equity

As mentioned in Note 2.1., shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond.

The “Appraisal revaluation reserve” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

21.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.1.

22.	Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred, except for advertising and promotion costs incurred in the commercialization of real estate projects and in the launch of new shopping centers, until their inauguration, which are accounted in intangible assets.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

23.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

24.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	12.31.05 Ps.	06.30.05 Ps.
Cash in local currency	190,629	205,082
Cash in foreign currency (Schedule G)	283,726	289,249
Banks in local currency	970,036	373,746
Banks in foreign currency (Schedule G)	3,122,510	3,975,454
Banks - saving accounts	28,211	30,094

Total Cash and Banks	4,595,112	4,873,625

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

b)	Accounts receivable, net:

	12.31.05 Ps.	06.30.05 Ps.
Current
Leases and services receivable	10,307,630	7,630,387
Checks to be deposited	16,301,910	12,547,699
Debtors under legal proceedings	15,864,291	15,885,674
Receivables from the sale of Alcorta´s land (see Note 16 and Schedule G)	5,759,600	—
Pass-through expenses receivable	5,427,619	2,968,805
Notes receivable	1,050,725	888,815
Mortgage receivable Torres Abasto	349,257	353,115
Other	13	13
Less:
Allowance for doubtful accounts (Schedule E)	(18,520,159)	(17,905,217)

Total	36,540,886	22,369,291

Non-current
Receivables from the sale of Alcorta´s land (see Note 16 and Schedule G)	11,519,200	—
Notes receivable	45,937	—
Mortgage receivable Torres Abasto	713,428	769,385

Total	12,278,565	769,385

Total accounts receivable, net	48,819,451	23,138,676

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

c)	Other receivables and prepaid expenses, net:

	12.31.05 Ps.	06.30.05 Ps.
Current
Related parties (Note 5)	12,928,070	9,966,822
Guarantee deposits (i) (ii) (Schedule G)	9,106,819	130,819
Asset tax credits	6,020,392	10,152,984
Prepaid expenses	1,988,496	3,780,285
Other tax credits	894,552	739,037
Prepaid services	535,974	1,334,674
Prepaid gross revenues tax	491,697	406,974
Dividends receivables (Note 5)	75,000	75,000
Other prepaid tax	—	149,344
Income tax, net	—	340,123
Other	213,323	202,404

Total	32,254,323	27,278,466

(i)	Includes deposits which are restricted (see Note 7.a.)).
(ii)	Includes a US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a commercial center and a dwelling and/or office building.

	12.31.05 Ps.	06.30.05 Ps.
Non-current
Mortgage receivable under legal proceedings	2,208,275	2,208,275
Allowance for doubtful mortgage receivable under legal proceedings (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenues tax	702,905	627,342
Related parties (Note 5)	203,847	36,018
Other	20,535	20,533

Total	927,287	683,893

Total other receivables and prepaid expenses, net	33,181,610	27,962,359

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

d)	Inventory, net:

	12.31.05 Ps.	06.30.05 Ps.
Current
Torres de Rosario (i)	6,661,496	—
Torres de Abasto	517,599	517,599
Resale merchandise	202,143	208,609
Other	—	68,824

Total	7,381,238	795,032

Non-current
Torres de Rosario	15,514,439	19,274,596
Air space Supermercado Coto - Agüero 616	11,695,040	11,695,040
Alcorta Plaza	—	19,071,452

Total	27,209,479	50,041,088

Total Inventory, net	34,590,717	50,836,120

(i)	On December 9, 2005 a preliminary sales contract between the Company and Villa Hermosa S.A. for the sale of a plot of land located in the City of Rosario was subscribed. The maximum term established to formalize the deed is March 9, 2006 (this term may be extended). The plot is valued at cost of its net realization value as conditions provided in Technical Resolution No. 17 are complied with. At the date of these financial statements a pre-payment for this transaction in the amount of Euros 0,6 million was recorded in “Customer advances” (See Note 3.i) ( ii)).

e)	Trade accounts payable:

	12.31.05 Ps.	06.30.05 Ps.
Current
Suppliers for the purchase of fixed assets (see Note 17)	10,860,348	—
Suppliers	2,866,218	3,523,894
Accruals	6,636,714	4,124,053
Foreign suppliers (Schedule G)	1,014,043	971,616

Total	21,377,323	8,619,563

Non-current
Foreign suppliers (Schedule G)	1,478,514	1,870,602

Total	1,478,514	1,870,602

Total trade accounts payable	22,855,837	10,490,165

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

f) Short-term and long-term debt:

	12.31.05 Ps.	06.30.05 Ps.
Short-term debt
– Banks
Syndicated loan (v)	25,000,000	25,000,000
Deutsche Bank loan (i) (Schedule G)	18,192,000	8,661,000
Bank interest (Schedule G)	1,764,461	1,251,933
Overdrafts	7,942,751	—

Subtotal	52,899,212	34,912,933

– Financial
Seller financing (ii) (Schedule G)	11,242,598	10,521,681
Accrued interest for seller financing (ii)	979,131	826,765
Accrued interest for convertible Notes (iii) (Note 5 and Schedule G)	6,480,508	6,133,192
Convertible Notes	143,356,689	—
Deferred financing costs (iv)	(15,322)	—

Subtotal	162,043,604	17,481,638

Total	214,942,816	52,394,571

Long-term debt
– Banks
Syndicated loan (v)	12,500,000	25,000,000
Deutsche Bank loan, (i) (Schedule G)	—	8,661,000

Subtotal	12,500,000	33,661,000

– Financial
Unsecured convertible Notes (iii) (Note 5 and Schedule G)	—	136,500,911
Deferred financing costs (iv)	—	(51,563)
Seller financing (ii) (Schedule G)	—	5,029,553

Subtotal	—	141,478,901

Total	12,500,000	175,139,901

Total short-term and long-term debt	227,442,816	227,534,472

(i)	Corresponds to a US$ 11 million loan granted on March 4, 2005 with payments of principal and interest falling due as from April 4, 2005 of US$ 5 million, and February 1, 2006 and August 1, 2006 of US$ 3 million each. The loan accrues annual interest equivalent to LIBOR plus 3.25%. On April 4, 2005 the Company paid the first installment of principal plus accrued interest and subsequent as of February 1, 2006, the Company cancelled the second installment.
(ii)	As of December 31, 2005 includes:

a)	Ps. 5,928,312 for the financing obtained for acquiring the Shopping Neuquén S.A. shares occurred on July 6, 1999 ($ 3,265,010 for capital and Ps. 2,663,302 for C.E.R.). Such loan accrues an interest equivalent to the six-month period Libo rate. As of December 31, 2005, the six-month period Libo rate was 3.25%.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

b)	Ps. 5,133,424 due on September 29, 2006 for the financed purchase of the Mendoza Plaza Shopping S.A. shares. (former Pérez Cuesta S.A.C.I.) (Note 14).

c)	Ps. 180,862 related to the acquisitions of 50% shared of Conil S.A

(iii)	See Note 13.
(iv)	Fees and expenses related to issuance of Unsecured Convertible Notes, which will be amortized over the term of their settlement. The rate is 25% per annum. Amortization for the period totaled Ps. 36,241.
(v)	On April 5, 2005 Banco Río de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan for a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The operation becomes mature on April 5, 2007.

Such loan will accrue interest during the first year at a fixed 7.875% rate and during the second year at the Survey rate plus 3%.

The terms and conditions of such loan require the Company to maintain certain rates and financial conditions, as well as specific ratios and indebtedness levels.

Funds from this loan were applied to pay the balance of the Notes for Ps. 48.4 million (originally issued for Ps. 85 million).

On October 5, 2005 the first principal installment of Ps. 12.5 million was cancelled as well as the second installment of interest of the loan, which funds principally come from the dividends that Shopping Alto Palermo S.A. approved on a timely basis. On January 5, 2006 the third interest installment was cancelled.

g) Salaries and social security payable:

	12.31.05 Ps.	06.30.05 Ps.
Provision for vacation and other benefits	1,978,506	4,021,208
Social security payable	778,625	613,076
Other	78,061	99,486

Total salaries and social security payable	2,835,192	4,733,770

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

h) Taxes payable:

	12.31.05 Ps.	06.30.05 Ps.
Current
VAT payable, net	2,262,116	1,507,488
Income tax	2,252,998	—
Gross revenues tax provision	871,621	650,362
Provision for tax on personal assets of shareholders	466,442	233,221
Other taxes	335,461	65,756
Gross revenues tax withholdings	215,111	181,956
Other tax withholdings	190,285	188,536
Tax amnesty plan for gross revenues tax payable	158,887	151,921
Asset tax payable, net	—	185,363

Total	6,752,921	3,164,603

Non-current
Deferred income tax (Note 11)	15,355,352	6,338,921
Tax amnesty plan for gross revenues tax payable	1,749,850	1,831,074

Total	17,105,202	8,169,995

Total taxes payable	23,858,123	11,334,598

i) Customer advances:

	12.31.05 Ps.	06.30.05 Ps.
Current
Admission rights	14,136,762	11,713,898
Lease advances (i)	10,749,611	12,257,025
Advance for the sale of Rosario land (ii) (Schedule G)	2,111,838	1,006,218
Guarantee deposits	47,802	47,802

Total	27,046,013	25,024,943

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

	12.31.05 Ps.	06.30.05 Ps.
Non-current
Admission rights	20,818,550	18,684,400
Lease advances (i)	10,968,364	11,496,040
Guarantee deposits	53,263	53,263

Total	31,840,177	30,233,703

Total customer advances	58,886,190	55,258,646

(i)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 5,788,676 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of December 31, 2005 the six-month LIBOR was 4.6975%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

(ii)	Corresponding to an advance payment of Euros 600,000 received by Villa Hermosa S.A(see Note 3.d (i)) The liability is disclosed net of expenses incurred by the company on behalf of such Company and for its account.

j) Other liabilities:

	12.31.05 Ps.	06.30.05 Ps.
Current
Donations payable (Note 5)	2,800,000	2,800,000
Provision for directors fees (Note 5)	2,179,579	3,944,413
Advances to Directors (Note 5)	(65,140)	(107,000)
Withholdings and guarantee deposits	221,358	428,709
Contributed leasehold improvements (i)	212,220	212,220
Other	627,701	477,163

Total	5,975,718	7,755,505

Non-current
Contributed leasehold improvements (i)	371,346	477,461
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	383,346	489,461

Total Other liabilities	6,359,064	8,244,966

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the six-month periods ended December 31, 2005 and 2004.

k) Provisions:

	12.31.05 Ps.	06.30.05 Ps.
Current
Provision for contingencies (i) (Schedule E)	—	2,032,500

Total	—	2,032,500

Non Current
Provision for contingencies (i) (Schedule E)	4,846,723	4,856,366

Total	4,846,723	4,856,366

Total provisions	4,846,723	6,888,866

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l) Other expenses, net:

	12.31.05 Ps.	31.12.04 Ps.
Charge for expenses related to doubtful accounts	(1,613,370)	—
(Charge) recovery of provision for contingencies	(383,067)	99,627
Tax on personal assets of shareholders (Note 5)	(233,221)	(1,285,072)
Donations	(114,238)	(42,728)
Other	(28,758)	13,251

Total other expenses, net	(2,372,654)	(1,214,922)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 4: COMMON STOCK

As of December 31, 2005, the capital stock consisted of 780,423,632 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value Ps.	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	10.29.87	12.29.1987
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	10.26.88	12.29.1988
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	10.25.89	02.05.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.1999
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.2002
Shares issued for cash	8,042,363	(*)		05.04.2005

	78,042,363

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See note 13.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			12.31.2005 Ps.	12.31.2004 Ps.	12.31.2005 Ps.	06.30.2005 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(560,457)	(529,258)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	930,996	153,707
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(100,580,552)	(4,117,000)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	—	(91,628,362)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(9,392,560)	(5,551,939)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	193,743	(42,465)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	(14,170)	—	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	—	(5,282)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(49,033,112)	(2,007,041)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	—	(44,668,911)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(4,578,882)	(2,732,776)	—	—
Other shareholders	Shareholder	Other expenses, net	(233,221)	(1,285,072)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases	168,228	148,972	—	—
Tarshop S.A.	Subsidiary	Interest income	404,926	591,329	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	5,247,190	6,383,268
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Subsidiary	Dividends receivable	—	—	75,000	75,000
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Subsidiary	Other current receivables and prepaid expenses	—	—	1,233,098	365,491
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Subsidiary	Current payable with related parties	—	—	(98,161)	(25,338)
Mendoza Plaza shopping s.a (Formerly Pérez Cuesta S.A.C.I)	Controlada	Interest income	—	4,910	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	964,972	517,963
Emprendimiento Recoleta S.A.	Subsidiary	Non Current payable with related parties	—	—	(74,690)	(79,802)
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(148,809)	(2,024)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	72,000	72,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	(3,446)	(447)	—	—
Fibesa S.A	Subsidiary	Current payable with related parties	—	—	(32,423)	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	60,000	60,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	103,945	116,237
Fibesa S.A.	Subsidiary	Other non-current receivables and prepaid expenses	—	—	203,847	36,018
Fibesa S.A.	Subsidiary	Interest income	3,917	3,919	—	—
Fibersa S.A	Subsidiary	Interest and exchange differences with related parties	—	3,982	—	—
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	21,036	17,406
E-Commerce Latina S.A.	Equity investee	Administration fees - Leases and services	—	3,000	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	160,118	139,374
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(229,389)	(152,426)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

5. (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			12.31.2005 Ps.	12.31.2004 Ps.	12.31.2005 Ps.	06.30.2005 Ps.
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	—	21,000	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Interest income	322	—	—	—
Alto Research and Development S.A. (formerly Alto Invest S.A.)	Subsidiary until May 2005	Interest and exchange differences with related parties	—	(1,855)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	3,695,734	1,785,685
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(244,951)	(227,111)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(1,217,845)	(746,476)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	(6,175,222)	(6,393,238)
Shopping Neuquén S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	60	60
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
	OTHER RELATED PARTIES
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	338,571	232,153
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(214,816)	(39,099)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	368,186	—	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(24,234)	(27,142)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(198,974)	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(2,250)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(186,753)	(158,773)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(227,044)	(185,617)	—	—
Llao – Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao – Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(6,000)	—
Directors’ Fees	Directors	Other current liabilities	—	—	(2,114,439)	(3,837,413)
Directors	Directors	Short-term debt	—	—	(200,589)	(8,211)
Directors	Directors	Long-term debt	—	—	—	(182,736)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(18,732)	(10,919)	—	—
Directors	Directors	Directors fees	(2,338,914)	(87,286)	—	—
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	2,522	160
Loans to the personnel	Personnel	Other current receivables and prepaid expenses	—	—	199,364	229,630
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,800,000)	(2,800,000)
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	16
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	5,816	1,040
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(22,944)	(940)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	—	(20,902)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(2,143)	(1,250)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 6: NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	12.31.05 Ps.	12.31.04 Ps.
Income on equity investments	19,741,247	4,822,897
Amortization of goodwill and higher investment value	(1,270,350)	(1,192,714)

	18,470,897	3,630,183

NOTE 7: RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	At December 31, 2005, in other current receivables and prepaid expenses caption, the Company has deposits amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 – Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification.

b)	At December 31, 2005, there was Ps. 13,777,896 in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A.

NOTE 8: MERGER WITH CONTROLLED COMPANIES

a)	The mergers trough absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on December 31, 1999; the date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings were approved by the Argentine National Securities Commission on August 25, 2005 though Resolution N°15,159.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The Argentine National Securities Commission approved the merger procedure on August 25, 2005 through Resolution No 15,159.

c)	The Company performed the corporate merger of its subsidiary company Alto Research and Development S.A. The merger agreement was signed on May 31, 2005, effective as from June 1, 2005. The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 9: DERIVATIVE INSTRUMENTS

The Company has used various hedge instruments, primarily interest rate swaps contracts, as a complement to lower its financing costs. The counter parties to these instruments generally were major financial institutions. The Company does not hold or issued derivative instruments for trading purposes. In entering into these contracts, the Company assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts.

Interest rate swap

In order to reduce its financing costs, the Company has entered into an interest rates swap contract to finally change a part of its fixed rate debt denominated in pesos to a floating rate debt denominated in US dollars. During the period ended December 31, 2004 the Company recorded a gain of Ps. 4.09 million, related to this contract, which was expired on April 4, 2005.

NOTE 10: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

	12.31.05	12.31.04
Weighted-average outstanding shares	780,423,632	773,667,465
Weighted-average diluted ordinary shares	2,145,432,742	2,182,175,305

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	12.31.05 Ps.	12.31.04 Ps.
Net Income for calculation of basic earnings per share	23,285,156	10,829,745
Interest	7,136,538	5,409,756
Exchange difference	6,855,778	1,327,150
Income tax	(4,897,311)	(2,357,917)

Net Income for calculation of diluted earnings per share	32,380,161	15,208,734

Net basic earnings per share	0.030	0.014
Net diluted earnings per share	0.015	0.007

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 11: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of period Ps.	Changes for the period Ps.	Balances at period-end Ps.
Deferred tax assets and liabilities
Cash and banks	65,981	(18,863)	47,118
Accounts receivable	786,934	(34,402)	752,532
Other receivables and prepaid expenses	(333,740)	688,526	354,786
Inventories	(150,288)	(5,933,973)	(6,084,261)
Fixed assets	(10,557,330)	(130,791)	(10,688,121)
Intangible assets	(236,023)	(661,448)	(897,471)
Short-term and long-term debt	(22,576)	11,288	(11,288)
Salaries and social security payable	1,242,018	(1,242,018)	—
Other liabilities	980,000	(980,000)	—
Provisions for contingencies	1,886,103	(714,750)	1,171,353

Total net deferred tax liabilities	(6,338,921)	(9,016,431)	(15,355,352)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate in effect to the net income before taxes:

Items	12.31.05 Ps.	12.31.04 Ps.
Net Income for the periods (before income tax)	37,851,277	21,756,021
Current income tax rate	35%	35%

Income for the periods at the tax rate	13,247,947	7,614,607
Permanent differences at the tax rate:
Restatement into constant currency (2)	9,793,589	5,535,450
Amortization of goodwill	182,688	144,408
Amortization of intangible assets	4,074	4,074
Donations	39,983	1,025
Loss on equity investments	(8,838,469)	(3,514,238)
Other	136,309	1,140,950

Total income tax charge for the period	14,566,121 (1)	10,926,276

(1)	Includes Ps. 9,016,431 related to deferred income tax and Ps. 5,549,690 related to current tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 12: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 13: ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50 million, with a face value of Ps. 0.10 each.

After the end of the period granted to exercise the accretion right, the unsecured convertible Notes for US$ 50 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2006.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convertible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 13: (Continued)

At December 31, 2005 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of US$ 2,72 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in note 4.

At December 31, 2005 Unsecured Convertible Notes amounted to US$ 47.28 million.

With respect to the maturity, to become effective in July 2006, of these Negotiable Obligations and whose principal holders are Company shareholders, we are currently evaluating different alternatives in case the shareholders decide not to exercise their right to convert the negotiable obligations at maturity.

NOTE 14: ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING S.A (Former Perez Cuesta S.A.C.I)

On September 29, 2004, the Company entered into a purchase-sale contract covering 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million, of which two installments of US$ 1.77 million each were paid (which due date was in December 2, 2004 and September 29, 2005). The remaining balance will be paid in one installment of US$ 1.77 million on September 29, 2006.

Through this acquisition, the Company became holder of 68.8% of the capital stock of the above company, the main activity of which is the exploitation of the Mendoza Plaza Shopping center in the city of Guaymallen, Mendoza

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a Special Shareholders’ Meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A.

At March 31, 2005 it has been signed the indenture formalizing the amendment of the by-laws, and has been approved by the enforcement agencies.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 14: (Continued)

Additionally, during the fiscal year ended June 30, 2005 the Company entered into the following contracts:

•	Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to the Company originally granted to Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; the debtor failed to comply with its payment obligations.

The loans are secured by the assigning in guarantee of rental payments to be made by Falabella S.A. to Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.).

The documentation was notarized on March 30, 2005 by which the Banco de Chile transferred all the mortgage rights to Alto Palermo S.A. (APSA) and the latter acquired a credit for US$ 8.5 million.

•	Call option with HSBC Bank Argentina S.A., whereby the Company was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Mendoza Plaza Shopping S.A. amounting to US$ 7.0 million which the latter failed to pay. The loan was secured through the assigning in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A.

On March 29, 2005 Alto Palermo S.A. (APSA) transferred the purchase option entered into with HSBC Bank Argentina S.A. to Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) for the same value as originally agreed and on the same day Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) exercised the option, paying Ps. 6.1 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

•	Agreement with Inversiones Falabella Argentina S.A. establishing as follows:

1. Capitalization terms were agreed in the event that the Company or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2. Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) and Inversiones Falabella Argentina S.A., the Company will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3. In its capacity as surety, the Company will ensure payment by Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) to Inversiones Falabella Argentina S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4. Inversiones Falabella Argentina S.A. has an irrevocable right to sell its shares on Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) (put option) to the Company, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 14: (Continued)

The Extraordinary Shareholders’ Meeting of Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) was held on May 31, 2005, in which the following issues were unanimously decided:

•	Approve a due bill agreement that Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) had with the Company in a total amount of Ps. 36,058,302 resulting from the payments of the above-mentioned agreements.

•	Approve the Alto Palermo S.A. (APSA) request that such loans be considered as irrevocable contributions to account of future capital increases.

•	Approve the capitalization of the irrevocable contributions account for Ps. 36,058,302. Through such capitalization of irrevocable contributions, the Company increase its interest to 85.40% of the shareholding of Mendoza Plaza Shopping S.A.

NOTE 15: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year to be ended on June 30, 2006 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 16: SALE OF THE ALCORTA PLAZA PLOT

On December 22, 2005, the Company subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot denominated Alcorta Plaza for a total price of US$ 7.7 million. Payment terms and conditions were as follows:

•	US$ 1.9 million with the preliminary purchase contract.

•	US$ 1.9 million on March 30, 2006 (day in which the deed for final transfer will be signed).

•	US$ 1.9 million on March 30, 2007 and US$ 1.9 million on March 30, 2008.

This transaction has been shown in the “Other” line of the Statement of Income

A first preference mortgage guarantee will be furnished on certain units to be used for offices and garage of the building owned by RAGHSA S.A., located at San Martín 338, 344, 350 and 360, and Florida 343 and 347 of the City of Buenos Aires. The amount of the mortgage will be US$ 4.4 million.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

Note 17: ACQUISITION OF REAL ESTATE

On December 29, 2005 the Company subscribed a preliminary purchase contract for acquiring a building located in the City of Buenos Aires. The price agreed for this transaction amounts to US$ 17.9 million. At present, the amount of US$ 5.4 million has been paid as pre-payment and is shown in Fixed Assets. The remaining amount of US$ 12.5 million will be cancelled at the time of signing the deed for final transference, which will happen within 180 days (such term can be postponed) counted as from the date in which the preliminary contract was signed.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the six-month period ended December 30, 2005

Compared with the year ended June 30, 2005

Schedule A

	Original value						Depreciation
Items	Value as of beginning of year Ps.	Increases Ps.		Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Rate %		For the period			Accumulated as of end of the period Ps.	Impairment (2) Ps.	Net carrying value as of December 31, 2005 Ps.	Net carrying value as of June 30, 2005 Ps.
										Amount (1) Ps.	Increases and transfers Ps.
Properties:
Shopping centers:
- Abasto	251,822,472	116,990		78,518		252,017,980	56,023,232	(	*)	3,888,842	—		59,912,074	—	192,105,906	195,799,240
- Alto Avellaneda	176,803,656	69,419		—		176,873,075	78,054,108	(	*)	4,411,142	—		82,465,250	—	94,407,825	98,749,548
- Paseo Alcorta	105,551,088	349,723		—		105,900,811	39,735,136	(	*)	1,981,321	—		41,716,457	—	64,184,354	65,815,952
- Patio Bullrich	159,476,014	279,893		—		159,755,907	44,132,039	(	*)	3,352,232	—		47,484,271	—	112,271,636	115,343,975
- Alto Noa	43,070,892	54,232		97,525		43,222,649	12,187,543	(	*)	996,907	—		13,184,450	—	30,038,199	30,883,349
- Alto Rosario	85,426,283	457,133		(64,790)		85,818,626	1,191,475	—		1,046,838	—		2,238,313	(3,347,633)	80,232,680	80,826,675
Caballito plots of land	36,548,156	—		—		36,548,156	—	—		—	—		—	(5,482,742)	31,065,414	31,065,414
Other	12,152,843	1,028,795		—		13,181,638	799,634	(	*)	44,418	—		844,052	—	12,337,586	11,353,209
Leasehold improvements	3,978,676	124,261		—		4,102,937	2,982,543	(	*)	154,200	—		3,136,743	—	966,194	996,133
Facilities	9,008,682	823,598		143,141		9,975,421	1,336,466	10		440,419	—		1,776,885	—	8,198,536	7,672,216
Furniture and fixtures	8,798,748	689,681		(6,283)		9,482,146	4,667,152	10		477,304	—		5,144,456	—	4,337,690	4,131,596
Vehicles	205,933	—		—		205,933	104,970	33		12,620	—		117,590	—	88,343	100,963
Computer equipment	12,153,476	205,028		—		12,358,504	10,183,752	33		596,594	—		10,780,346	—	1,578,158	1,969,724
Software	3,969,021	841,598		—		4,810,619	3,571,481	20		97,418	—		3,668,899	—	1,141,720	397,540
Suppliers advances-Rosario	—	16,033,303	(6)	—		16,033,303	—	—		—	—		—	—	16,033,303	—
Work in progress:
- Rosario	—	1,735,670		—		1,735,670	—	—		—	—		—	—	1,735,670	—
- Abasto	—	12,000		—		12,000	—	—		—	—		—	—	12,000	—
- Patio Bullrich	258,373	12,100		—		270,473	—	—		—	—		—	—	270,473	258,373
- Office improvements	—	319,184		(319,184)		—	—	—		—	—		—	—	—	—
Other	1,572	—		—		1,572	1,572	—		—	—		1,572	—	—	—

Total as of December 31, 2005	909,225,885	23,152,608		(71,073	)(3)	932,307,420	254,971,103	—		17,500,255	—		272,471,358	(8,830,375)	651,005,687	—

Total as of June 30, 2005	864,962,086	49,598,263	(5)	(5,334,464	)(4)	909,225,885	220,687,541	—		33,119,637	1,163,925	(5)	254,971,103	(8,890,875)	—	645,363,907

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the period-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 150,445 which is expensed.
(2)	Net of the depreciation of Ps. 60,500 at December 31, 2005 and Ps. 244,131 at June 30, 2005. See Schedule E.
(3)	Reclassified to Other receivables and prepaid expenses.
(4)	Includes Ps. 2,126,183 reclassified to intangible assets, Ps. 3,311,599 reclassified to inventory and Ps. 103,318 reclassified from other current receivables and prepaid expenses.
(5)	Includes Ps. 1,169,925 incorporated by merger of Alto Research and Development S.A.
(6)	See Note 17

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the six-month period ended December 31, 2005

Compared with the year ended June 30, 2005

Schedule B

	Original value						Amortization						Impairment (3) Ps.	Net carrying value as of December 31, 2005 Ps.	Net carrying value as of June 30, 2005 Ps.
Items	Value as of beginning of period Ps.	Increases Ps.		Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of period Ps.	Increases and transfers Ps.		Rate %	For the period	Accumulated as of end of the period Ps.
											Amount Ps. (1)
Trademarks	494,546	—		—		494,546	283,223	—		10	24,721	307,944	—	186,602	211,323
Pre-operating expenses:
- Caballito	1,383,060	126,625		—		1,509,685	—	—		—	—	—	(1,052,322)	457,363	330,738
- Rosario Project	4,348,705	—		(11,800)		4,336,905	966,379	—		33,33	720,195	1,686,574	(278,965)	2,371,366	3,027,280
- Torres Rosario Project	573,765	1,351		—		575,116	—	—		—	—	—	—	575,116	573,765
- Alto Shopping	951,336	—		—		951,336	951,336	—		—	—	951,336	—	—	—

Total as of December 31, 2005	7,751,412	127,976		(11,800	)(2)	7,867,588	2,200,938	—		—	744,916	2,945,854	(1,331,287)	3,590,447	—

Total as of June 30, 2005	2,571,117	3,072,444	(5)	2,107,851	(4)	7,751,412	233,778	951,336	(5)	—	1,015,824	2,200,938	(1,407,368)	—	4,143,106

(1)	The amortization charge is disclosed in Schedule H.
(2)	Reclassified to other receivables and prepaid expenses.
(3)	Net of the amortization Ps. 76,081 at December 31, 2005 and Ps. 123,161 at June 30, 2005 See Schedule E.
(4)	Includes Ps. 2,126,183 reclassified from fixed assets and Ps. 18,332 reclassified to inventory.
(5)	Includes Ps. 951,336 incorporated by merge of Alto Research and Development S.A.

ALTO PALERMO S.A. (APSA)

Interest in other companies

For the six-month period ended December 31, 2005

Compared with the year ended June 30, 2005

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 12.31.2005 Ps.	Value recorded as of 06.30.2005 Ps.	Main activity	Issuer’s information
						Last financial statement
						Legal Address	Date	Common stock Ps.	Income (loss) for the Ps.	Share holders´ equity Ps.	Interest in common stock %
Non-current Investments

Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	62,593,981	59,961,672	Real estate investments	Av. Acceso Este 3280 – Mendoza	12.31.05	28,256,870	3,082,330	86,841,028	85.40%
Mendoza Plaza Shopping S.A.-Higher investment value			5,369,051	5,492,007

Tarshop S.A. – Equity value			18,112,746	10,989,597	Credit card	Lavalle 1290 – 7º Floor – Bs.As.	12.31.05	5,000,000	8,903,933	21,190,505	80%
Tarshop S.A. – Irrevocable contributions	1	4,000,000	439,636	439,636
Tarshop S.A. – Goodwill			605,634	726,761

Emprendimiento Recoleta S.A. – Equity value (2)	1	12,775,590	13,777,896	14,788,923	Building	Av. Pueyrredón 2501 – Bs. As.	12.31.05	25,054,000	1,017,987	27,015,484	51%

Shopping Neuquén S.A. - Equity value			970,581	1,034,489	Development of	Rivadavia 86 3º Floor Of. 9-	12.31.05	2,200,000	(64,745)	6,138,602	94.623%
Shopping Neuquén S.A. - Higher investment value (1)	1	2,081,706	4,828,974	4,828,974	Undertakings	Neuquén
Shopping Neuquén S.A. - Irrevocable contributions			5,068,112	4,978,112

Inversora del Puerto S.A.- Equity value	1	11,999	134,585	(888,335)	Real estate investments	Florida 537 – 18º Floor – Bs. As.	12.31.05	12,000	—	134,597	99.9917%

Shopping Alto Palermo S.A -Equity value	1	123,454,617	239,696,878	243,711,330	Real estate investment and development	Moreno 877 22º Floor - Bs. As.	12.31.05	123,454,617	5,985,546	239,696,879	99.9999%
E-Commerce Latina S.A. - Equity value	1	12,000	(10,427,237)	(10,182,555)	Holding	Florida 537 – 18º Floor Bs. As.	12.31.05	24,000	(489,364)	1,127,344	50%
E-Commerce Latina S.A. – Irrevocable contributions			10,990,910	10,990,910

Fibesa S.A. -Equity value	0.00000001	999,900	3,531,536	4,642,581	Agent	Moreno 877 22º Floor – Bs. As.	12.31.05	0.01	2,767,018	3,531,891	99.99%
Fibesa S.A. – Goodwill			9,582,244	10,608,512

Conil S.A. –Equity value	1	6,000	390,466	390,466	Real estate investments	Lavalle 1290 7° Floor –Bs. As.	12.31.05	12,000	(65,671)	780,934	50%

Total			365,665,993	362,513,080

(1)	Includes an impairment of Ps. 2,178,816. See Schedule E.
(2)	Includes restricted shares. See Note 7.b

ALTO PALERMO S.A. (APSA)

Other Investments

For the six-month period ended December 31, 2005

Compared with the year ended June 30, 2005

Schedule D

Items	Value as of 12.31.2005 Ps.	Value as of 06.30.2005 Ps.
Current
Mutual Funds	1,456	4,928,291

Total	1,456	4,928,291

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the six-month period ended December 31, 2005

Compared with the year ended June 30, 2005

Schedule E

Items	Balances as of beginning of year Ps.		Increases Ps.		Decreases/ reclassifications Ps.		Carrying value as of December 31, 2005 Ps.	Carrying value as of June 30, 2005 Ps.
Deducted from assets:
Allowance for doubtful accounts	17,905,217		718,511		(103,569	)(1)	18,520,159	17,905,217
Allowance for doubtful mortgage receivable	2,208,275		—		—		2,208,275	2,208,275
Impairment of non-current inventory	1,448,405	(3)	—		—		1,448,405	1,448,405
Impairment of fixed assets	8,890,875	(2)	—		(60,500)		8,830,375	8,890,875
Impairment of intangible assets	1,407,368	(4)	—		(76,081)		1,331,287	1,407,368
Impairment of non-current investments	2,178,816	(5)	—		—		2,178,816	2,178,816
Included in liabilities:
Provision for current contingencies	2,032,500		—		(2,032,500)		—	2,032,500
Provision for non current contingencies	4,856,366		383,067	(7)	(392,710	)(6)	4,846,723	4,856,366

Total as of December 31, 2005	40,927,822		1,101,578		(2,665,360)		39,364,040	—

Total as of June 30, 2005	59,060,433		3,924,770		(22,057,381)		—	40,927,822

(1)	Related to off sets.
(2)	Set forth in Schedule A.
(3)	Set forth in Schedule F.
(4)	Set forth in Schedule B.
(5)	Set forth in Schedule C.
(6)	Corresponds to cancellations of the period amounting to Ps 361,373 and Ps. 31,337 and is exposed in Shedule H
(7)	Set Fotrh in Note 3.l

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the six-month period ended December 31, 2005 and 2004

Schedule F

	12.31.05 Ps.		12.31.04 Ps.
Cost of leases and services
Expenses (Schedule H)	22,170,583		18,286,011

Cost of leases and services	22,170,583		18,286,011

Cost of other
Stock as of beginning of period (1)	50,836,120		45,127,902
Purchases of the period	1,098,388		1,620,590
Agreements of the period	(1,106,402	)(3)	1,982,337	(2)
Gains from valuation of inventories at net realizable value	2,834,063		—
Expenses (Schedule H)	588,574		—
Stock as of end of the period (Note 3.d)	(34,590,717)		(48,715,263)

Cost of other	19,660,026		15,566

(1)	Includes Ps. 1,448,405 of impairment of non-current inventory allocated in Schedule E.
(2)	Includes Ps. (1,217,681) for transferences of the cost or goods for advertising events that are shown in Note 3.b); Ps 3,181,687 for transferences of work in progress of fixed assets and Ps 18,331 for transferences of pre-operating expenses of intangible assets.
(3)	Represent transferences of the cost of marketing merchandise (Note 3.b))

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

For six-month period ended December 31, 2005

Compared with the year ended June 30, 2005

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps.	Total as of December 31, 2005 Ps. (1)	Total as of June 30, 2005 Ps.
Assets
Current Assets
Cash and banks	US$	779,781	2.992	2,333,106	3,208,656
Cash and banks	Euros	303,213	3.5392	1,073,130	1,056,047
Leases and services receivables	US$	1,925,000	2.992	5,759,600	—
Other receivables and prepaid expenses	US$	3,000,000	2.992	8,976,000	—

Total Current Assets		6,007,994		18,141,836	4,264,703

No Current Assets
Leases and services receivables	US$	3,850,000	2.992	11,519,200	—

Total No Current Assets		3,850,000		11,519,200	—

Total Assets as of December 31, 2005		9,857,994		29,661,036	—

Total Assets as of June 30, 2005		1,434,048		—	4,264,703

Liabilities
Current Liabilities
Trade accounts payable	US$	334,447	3.032	1,014,043	971,616
Advance to customers	Euros	600,000	3.5869	2,152,140	1,046,520
Short-term debt	US$	57,535,117	3.032	174,446,474	19,864,687

Total		58,469,564		177,612,657	21,882,823

Non-current Liabilities
Trade accounts payable	US$	487,637	3.032	1,478,514	1,870,602
Long-term debt	US$	—		—	150,191,464

Total		487,637		1,478,514	152,062,066

Total Liabilities as of December 31, 2005		58,957,201		179,091,171	—

Total Liabilities as of June 30, 2005		60,188,594		—	173,944,889

(1)	Exchange rates at 12.31.05 according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the six-month period ended December 31, 2005 and 2004

Schedule H

Items	Total as of December 31, 2005 Ps.	Other Costs Ps.	Cost of leases and services Ps.	Expenses		Total as of December 31, 2004 Ps.
				Administrative Ps.	Selling Ps.
Depreciation and amortization	17,958,145	—	17,958,145	—	—	15,967,052
Condominium expenses	2,883,834	—	2,883,834	—	—	913,301
Taxes, rates, contributions and services	3,652,700	—	44	1,075,629	2,577,027	2,584,837
Fees for Directors	2,338,914	—	—	2,338,914	—	87,286
Parking	1,130,816	—	1,130,816	—	—	955,274
Fees and payments for services	2,050,669	352,600	—	1,698,069	—	971,670
Salaries and bonuses	987,265	—	—	987,265	—	933,882
Maintenance and repairs	309,496	2,429	187,016	120,051	—	138,280
Personnel	154,427	—	—	154,427	—	95,327
Advertising	141,686	—	—	—	141,686	7,360
Social security taxes	253,874	—	—	253,874	—	125,539
Contingencies	(31,337)	—	(31,337)	—	—	327,456
Allowance for doubtful accounts	718,511	—	—	—	718,511	(71,251)
Insurance	138,767	—	—	138,767	—	161,454
Bank charges	85,717	—	—	85,717	—	97,448
Rental	59,647	—	42,065	17,582	—	80,578
Regulatory Authority expenses	54,424	—	—	54,424	—	74,375
Freight and transportation	27,924	—	—	27,924	—	53,531
Stationary	30,575	—	—	30,575	—	14,442
Training expenses	233,545	233,545	—	—	—	—
Other	132,644	—	—	92,671	39,973	487,918

Total as of December 31, 2005	33,312,243	588,574	22,170,583	7,075,889	3,477,197	—

Total as of December 31, 2004	—	—	18,286,011	3,778,021	1,941,727	24,005,759

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities for the six-month period ended December 31, 2005

Compared with the year ended June 30, 2005

Schedule I

	12.31.05
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related parties (7)	Other liabilities (4) (9)
No fixed term	1,456	—	11,943,123	—	813,041	180,862	161,580	23,002,075

Past due	—	2,843,512	837,355	2,524,252	—	6,907,443	—	—

To mature
In three months	—	23,700,948	11,505,224	17,985,437	8,233,881	21,635,741	2,662,280	6,599,750
Between 3 and 9 months	—	5,337,950	673,246	406,268	5,999,697	12,796,170	—	559,219
Between 6 and 9 months	—	2,792,879	466,366	268,972	5,999,697	160,978,377	—	1,133,470
Between 9 and 12 months	—	1,865,597	6,849,544	192,394	5,999,697	12,444,223	27	4,471,393

Between 1 and 2 years	—	5,905,833	553,244	972,080	12,199,088	12,500,000	6,249,912	270,335
Between 2 and 3 years	—	5,866,320	178,120	506,434	7,225,042	—	—	286,638
Between 3 and 4 years	—	106,803	30,599	—	2,918,256	—	—	304,470
In greater than 4 years	—	399,609	144,789	—	9,497,791	—	—	1,271,752

Total to mature	—	45,975,939	20,401,132	20,331,585	58,073,149	220,354,511	8,912,219	14,897,027

Total with fixed term	—	48,819,451	21,238,487	22,855,837	58,073,149	227,261,954	8,912,219	14,897,027

Total	1,456	48,819,451	33,181,610	22,855,837	58,886,190	227,442,816	9,073,799	37,899,102

	06.30.05
	Investments	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Related parties	Other liabilities (4)
No fixed term	4,928,291	—	2,521,179	—	—	180,862	—	16,027,787

Past due	—	1,954,500	1,618,116	3,558,723	1,212,379	—	335,077	—

To mature
In three months	—	14,164,087	6,357,176	4,403,104	6,512,514	17,798,259	1,457,991	7,859,884
Between 3 and 9 months	—	3,453,010	16,367,083	194,940	6,534,560	12,643,418	—	3,916,020
Between 6 and 9 months	—	1,844,253	—	267,856	5,382,745	9,128,614	—	986,938
Between 9 and 12 months	—	953,441	435,445	194,940	5,382,745	12,643,418	—	91,035

Between 1 and 2 years	—	105,655	—	925,592	10,477,653	175,139,901	—	262,718
Between 2 and 3 years	—	102,070	36,018	925,592	6,346,248	—	6,473,040	278,306
Between 3 and 4 years	—	114,553	—	19,418	3,278,925	—	—	483,189
In greater than 4 years	—	447,107	627,342	—	10,130,877	—	—	1,296,323

Total to mature	—	21,184,176	23,823,064	6,931,442	54,046,267	227,353,610	7,931,031	15,174,413

Total with fixed term	—	23,138,676	25,441,180	10,490,165	55,258,646	227,353,610	8,266,108	15,174,413

Total	4,928,291	23,138,676	27,962,359	10,490,165	55,258,646	227,534,472	8,266,108	31,202,200

(1)	Does not accrue interest, except for Ps. 1,062,685 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 5,247,190 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable and other liabilities.
(5)	Includes Ps. 7,008,677 that accrue interest at a variable market rate.
(6)	Includes Ps. 2,492,557 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 6,175,222 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 1,908,737 that accrue interest at a fixed rate.

BUSINESS HIGHLIGHTS AS OF DECEMBER 31, 2005

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, February 10, 2005 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA), alternatively the “Company”, one of the leading real estate companies mainly engaged in the possession, development, management, and acquisition of Shopping Centers in Argentina, announces its first semester fiscal year 2006 results, ended on December 31, 2005.

Net income for the six-month period was Ps. 23.3 million, compared to Ps. 10.8 million for the same period of the previous year. This increase represents an improvement of 115%.

Total revenues as of December 31, 2005, were Ps. 184.5 million, 78% higher than the recorded in the same period of the previous year. This increase mainly reflects the excellent sales momentum of our shopping centers, which allows us to increase rental charges to our lessees. Also the addition of the revenues of Mendoza Plaza Shopping S.A. due to the increase of our share and the revenues of Alto Rosario Shopping, which was opened on November 2004. In addition, it has been important the increase of 115.2% on the revenues coming from our subsidiary Tarshop S.A. y the lot sale of “Alcorta Plaza”.

Gross profit for the period increased by 74.1%, from Ps. 62.7 million in the first semester of fiscal year 2005 to Ps. 109.2 million during the same period of fiscal year 2006. In line with the above-mentioned factors, the consolidated operating income for the period recorded an increase of 75.8%, from Ps. 41.9 million in fiscal year 2005 to Ps. 73.7 million in fiscal year 2006.

EBITDA1 for the six-month period totaled Ps.105.3 million, posting an increase of 45.2% from the EBITDA for the same period of the previous year.

Comments on the operations during the semester

After three successive years, calendar year 2005 ended with a high activity level and rates of 9% approximately, confirming that the economy expansion will continue in 2006. Principal reasons for the GDP increase were the growth of private consumption favored by the increase of actual salaries (7% rate accumulated), and increasing job opportunities. The latter grew over 10% exceeding the employment level existing prior to the Argentine recession as from the end of 1998. With respect to inflation, the principal economy consulting firms, as Estudio Broda consider that such rate by the end of 2006 will be from 12% to 15%.

Argentina ended the calendar year 2005 with a strong tax surplus exceeding the estimates of the government’s budget. By year-end a positive amount of Ps. 19,661 million was registered, meaning an historical record as it represents 3.7% of the annual GDP. This fiscal collection was 38.2% higher than year 2004. The balance of trade generated a surplus of U$S 11,322 million, resulting from exports of US$ 40,013 million and imports of US$ 28,691 million. Although exports increased by 16% with respect to 2004, gains from foreign trade decreased by 6.5%.

[1]	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

Undoubtedly, the most significant economy announcement of the last 2005 quarter, and probably the most important all the year round, was the Argentine Government decision to fully cancel the Argentine debt with the International Monetary Fund. The total amount cancelled during the first days in January 2006 was US$ 9,810 million. Such payment became effective by using free availability reserves of the Argentine Central Bank

The consumer´s reliability rate (CRR) decreased by 0.2% during the last quarter of 2005 with respect to the previous quarter. The principal reason for such deceleration in the reliability of consumers during the current quarter is the uncertainty due to the slight although constant increase of consumer prices. However, during President Kirchner administration the reliability of consumers is maintained in high and historical levels.

To confirm the construction industry as one of the main driving forces that pushed the economy up, during the last quarter of the calendar year the construction index grew by 8.2% with respect to the previous quarter, using seasonal adjusted variables. In line with the important growth in development of housing buildings, the value of the City of Buenos Aires plots of land have increased significantly due to a certain scarcity of this type of properties.

Shopping Centers´ sales during December had a seasonal adjusted increase of 0.8% with respect to November, according to the data published by the National Institute for Statistics and Census (INDEC). The trend continues being promissory as according to the INDEC, the first six-month period of the fiscal year had an improved seasonal adjusted of 15% approximately in sales at current prices with respect to the second six-month period of fiscal year 2004.

During the six-month period ended December 31, 2005 our lessees continued increasing sales up to Ps. 1,161 million. Such sales nominally represent 35.0% over sales for the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have reached an occupancy rate of 99.4%, surpassing pre-crisis values. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers portfolio.

The current bonanza in the retail sector, combined the management actions taken to accompany growth, allow us to enter into new lease agreements under better conditions. We thus increased the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our shopping centers.

Credit Card Segment

Tarshop S.A. is a credit card company in which APSA holds an 80% interest.

The favorable context and the successful performance of our credit cards business unit, pushed Tarshop S.A. income to Ps. 7.0 million during the first semester of fiscal year 2006, which represents a 262.1% increase in comparison with the Ps. 1.9 million obtained during the same period of the previous year.

Net revenues had a significant increase of 115.2%, from Ps. 25.6 million during the two quarter of fiscal year 2005 to Ps.55.2 million during this period. In addition, operating results increased 272.6% to Ps. 13 million.

The credit portfolio including securitized coupons as of December 31, 2005 was Ps.247.5 million, 86.9% greater compared to Ps.132.4 million as of December 31, 2004.

In the area of collections, short-term delinquency at December 31, 2005 has firmly maintained the negative tendency, reaching figures even lower than before the crisis. The six-month arrear was 3.5% as of December 31, 2005.

Other Significant Events

Sale of the Alcorta Plaza real estate

On December 22, 2005, the Company signed with RAGHSA S.A. a preliminary sales contract of the Alcorta Plaza real estate for a total price of US$ 7.7 million. Payment terms and conditions agreed were as follows: US$ 1.9 million with the preliminary sales contract, US$ 1.9 million on March 30, 2006 day in which the deed for final transfer will be signed, US$ 1.9 million on March 30, 2007 and US$ 1.9 million on March 30, 2008.

Appropriation of dividends

On November 29, 2005, in accordance with the items approved by the Shareholders´ Meeting, the payment of a Ps. 29 million dividend became effective, that is, Ps. 0.04 per share.

Financial debt

On October 5, 2005 the Company payed the first installment of the syndicated loan for an approximate amount of Ps. 12.5 million. The outstanding debt as of December 31, 2005 amounted to Ps. 37.5 million. Additionally on February 1, 2006 the company cancelled the second installment of the loan granted by the Deutsche Bank by the of an amount of US$ 3 million. As of today, the loan balance US$ 3 million.

With respect to the Convertible Notes issued in July 2002, the total amount outstanding is US$ 47,281,230 whereas the number of Company shares is 780,423,632 and the capital Ps. 78,042,363.

Commercial Strategy

During the third quarter of fiscal year 2006, we look forward to continuing offering a wide variety of commercial proposals, according to the needs of our clients. Our aims is to offer more activities, promotions and entertainments with the objective that our clients recognize and be identified with our proposals. A similar process during the past periods. In addition, we continue evaluating the different investments opportunities that arise in the shopping centers industry with the objective of increasing our property portfolio.

Principal Consolidated Financial Ratios

For the six-month period ended December 31, 2005 and 2004

(In Argentine Pesos)

	December 31, 2005 (Ps.)	December 31, 2004 (Ps.)	Change	% change
EBITDA (1)	105,327,207	69,713,661	35,613,546	51.1%
EBITDA per share	1.35	0.89	0.46	51.7%
EBITDA per share - Fully Diluted	0.48	0.32	0.16	50.0%
Financial Debt (2)	225,021,769	263,955,915	(38,934,146)	(14.8)%
Shares Outstanding (Ps. 1 p.v.)	78,042,363	78,042,363	0	0%
Shares Outstanding Fully Diluted	221,399,052	218,893,147	2,505,905	1.1%
Price per Share (Ps. 1 p.v.)	6.8	6.3	0.5	7.9%
Market Capitalization	530,688,068	491,666,887	39,021,181	7.9%
Market Capitalization Fully Diluted	1,505,513,554	1,379,026,826	126,486,728	9.2%
Enterprise Value (3)	679,686,459	701,193,938	(21,507,479)	(3.1)%
Enterprise Value Fully Diluted	1,511,155,258	1,447,703,094	63,452,164	4.4%
Financial Debt / Enterprise Value	0.33	0.38	(0.05)	(13.2)%
FFO (4)	58,317,377	42,666,458	15,650,919	36.7%
FFO per share	0.75	0.55	0.20	36.4%

Net Income for the period	23,285,156	10,829,745	12,455,411	115.0%

(1)	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.
(2)	Financial Debt, net of accrued interest (includes financial liabilities with related companies).
(3)	Outstanding shares at their market value plus financial liabilities minus cash and banks and current investments.
(4)	Funds from operations calculated as the year’s results before amortization and depreciation and other net income and expenses. The FFO is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	12.31.2005 Ps.	12.31.2004 Ps.	12.31.2003 Ps.	12.31.2002 Ps.
Current assets	224,367,658	138,663,546	98,586,687	68,338,277
Non-current assets	1,094,879,981	1,099,856,131	1,013,446,181	1,088,402,966

Total	1,319,247,639	1,238,519,677	1,112,032,868	1,156,741,243

Current liabilities	405,631,517	229,072,849	80,266,496	68,759,584
Non-current liabilities	99,646,331	216,789,528	266,087,305	340,241,842

Subtotal	505,277,848	445,862,377	346,353,801	409,001,426

Minority interest	28,677,062	24,075,382	14,802,438	15,866,339
Shareholders´ equity	785,292,729	768,581,918	750,876,629	731,873,478

Total	1,319,247,639	1,238,519,677	1,112,032,868	1,156,741,243

3.	Consolidated income structure as compared with the same period of the three previous years.

	12.31.2005 Ps.	12.31.2004 Ps.	12.31.2003 Ps.	12.31.2002 Ps.
Operating income	73,742,801	41,947,235	21,773,437	4,743,661
Net loss on equity investments	(244,684)	(425,508)	(919,116)	(2,246,914)
Amortization of goodwill	(2,378,817)	(2,413,398)	(2,413,279)	(2,413,472)
Financial results, net	(15,266,669)	(8,762,803)	(8,992,131)	58,084,304
Other (expense) income, net	(882,677)	(560,630)	632,957	11,998,117
Income tax	(28,955,955)	(18,664,745)	(9,921,253)	(21,132,902)
Minority interest	(2,728,843)	(290,406)	(42,173)	1,424,924

Net income	23,285,156	10,829,745	118,442	50,457,718

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

5.	Key ratios as compared with the same period of the three previous years.

	12.31.2005 Ps.	12.31.2004 Ps.	12.31.2003 Ps.	12.31.2002 Ps.
Liquidity

Current assets	224,367,658	138,663,546	98,586,687	68,338,277

Current liabilities	405,631,517	229,072,849	80,266,496	68,759,584

Ratio	0.55	0.61	1.23	0.99

Indebtedness

Total liabilities	505,277,848	445,862,377	346,353,801	409,001,426

Shareholders´ equity	785,292,729	768,581,918	750,876,629	731,873,478

Ratio	0.64	0.58	0.46	0.56

Solvency

Shareholders’ equity	785,292,729	768,581,918	750,876,629	731,873,478

Total liabilities	505,277,848	445,862,377	346,353,801	409,001,426

Ratio	1.55	1.72	2.17	1.79

Non Current Assets to total Assets

Non current assets	1,094,879,981	1,099,856,131	1,013,446,181	1,088,402,966

Total assets	1,319,247,639	1,238,519,677	1,112,032,868	1,156,741,243

Ratio	0.83	0.89	0.91	0.94

Profitability

Net income for the fiscal period	23,285,156	10,829,745	118,442	50,547,718

Average shareholders’ equity	776,507,573	764,062,935	755,004,547	681,415,760

Ratio	0.03	0.01	0.0002	0.074

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2005

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

See Note 14.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	12.31.05 Ps.	06.30.05 Ps.	03.31.04 Ps.	12.31.04 Ps.	Total Ps.
Accounts receivable, net	844,442	598,480	218,277	1,182,313	2,843,512
Other current receivables and prepaid expenses	585,823	58,800	47,069	145,663	837,355

b)	Past due payable:

	12.31.05 Ps.	06.30.05 Ps.	03.31.04 Ps.	12.31.04 Ps.	Total Ps.
Trade accounts payable	2,111,318	35,927	136,815	240,192	2,524,252

c)	Receivables and liabilities with no fixed term:

12.31.05 Ps.
Current investment	1,456
Other receivables and prepaid expenses	11,943,123
Short-term debt	180,862
Taxes payable	15,355,352
Related parties	161,580
Other liabilities	2,800,000
Provisions	4,846,723
Advances to customers	813,041

d)	Current receivables to mature:

	03.31.06 Ps.	06.30.06 Ps.	09.30.06 Ps.	12.31.06 Ps.	Total Ps.
Accounts receivable, net	23,700,948	5,337,950	2,792,879	1,865,597	33,697,374
Other	11,505,224	673,246	466,366	6,849,544	19,494,380

e)	Non-current receivables to mature:

	12.31.07 Ps.	12.31.08 Ps.	12.31.09 Ps.	12.31.10 Ps.	Total Ps.
Accounts receivable, net	5,905,833	5,866,320	106,803	399,609	12,278,565
Other	553,244	178,120	30,599	144,789	906,752

f)	Current liabilities to mature:

	03.31.06 Ps.	06.30.06 Ps.	09.30.06 Ps.	12.31.06 Ps.	Total Ps.
Trade accounts payable	17,985,437	406,268	268,972	192,394	18,853,071
Customer advances	8,233,881	5,999,697	5,999,697	5,999,697	26,232,972
Short-term debt	21,635,741	12,796,170	160,978,377	12,444,223	207,854,511
Related parties	2,662,280	—	—	27	2,662,307
Salaries and social security payable	1,794,498	—	1,040,693	—	2,835,191
Taxes payable	3,903,137	506,164	39,722	2,303,899	6,752,922
Other liabilities	902,115	53,055	53,055	2,167,494	3,175,719

g)	Non-current liabilities to mature:

	12.31.07 Ps.	12.31.08 Ps.	12.31.09 Ps.	12.31.10 Ps.	Total Ps.
Trade accounts payable	972,080	506,434	—	—	1,478,514
Customer advances	12,199,088	7,225,042	2,918,256	9,497,791	31,840,177
Long-term debt	12,500,000	—	—	—	12,500,000
Related parties	6,249,912	—	—	—	6,249,912
Taxes payable	173,792	190,095	207,927	1,178,036	1,749,850
Other liabilities	96,543	96,543	96,543	93,716	383,345

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

	Ps.
Current
Local currency	30,781,286	(1)
Foreign currency	5,759,600	(1)

Non-current
Local currency	759,365	(1)
Foreign currency	11,519,200	(1)

(1)	Does not accrue interest, except for Ps. 1,062,685 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses:

Current
Local currency	23,278,323	(1)
Foreign currency	8,976,000	(1)

Non-current
Local currency	927,287	(1)

(1)	Does not accrue interest, except for Ps. 6,065,968 that accrue interest at a fixed rate.

c)	Trade accounts payable:

Current
Local currency	20,363,280	(1)
Foreign currency	1,014,043	(2)

Non-current
Foreign currency	1,478,514	(2)

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

4.	(Continued)

d)	Customer advances:

	Ps.
Current
Local currency	24,893,873	(1)
Foreign currency	2,152,140	(1)

Non-current
Local currency	31,840,177	(1)

(1)	Does not accrue interest, except for Ps. 7,008,677 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Short-term debt
Local currency	40,496,342	(1)
Foreign currency	174,446,474	(1)

Long-term debt
Local currency	12,500,000	(1)

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	2,835,192	(1)

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	6,752,921	(1)

Non Current
Local currency	17,105,202	(1)

(1)	Does not accrue interest, except for Ps. 1,908,737 that accrue interest at a fixed rate.

4.	(Continued)

h)	Related parties:

	Ps.
Current
Local currency	2,823,887	(1)

Non-current
Local currency	6,249,912	(1)

(1)	Does not accrue interest, except Ps. 5,255,566 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	5,975,718	(1)

Non-current
Local currency	383,346	(1)

(1)	Does not accrue interest.

j)	Provisions

Non-current
Local currency	4,846,723	(1)

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the unaudited financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6. to the unaudited financial statements.

8.	Current values.

See Notes 2.5. and 2.6. to the unaudited financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7. to the unaudited financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No, 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	186,587,885	192,105,906	Fire and civil responsibility. Full risk.
Alto Palermo Shopping	103,737,205	201,851,178	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping	77,851,950	64,184,354	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping	64,092,465	94,407,825	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping	46,227,885	112,271,636	Fire and civil responsibility. Full risk.
Alto Noa building Contents	43,058,475	30,038,199	Fire and civil responsibility. Full risk.
Buenos Aires Design building Contents	50,382,860	19,713,930	Fire and civil responsibility. Full risk.
Alto Rosario Shopping	70,441,290	80,232,680	Full risk, construction and assembly.
Mendoza Plaza Building	104,517,160	86,617,169	Fire and civil responsibility. Full risk.
Unique policy	15,000,000	—	Civil responsibility

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 15.

Autonomous City of Buenos Aires, February 10, 2006

Eduardo S. Elsztain
President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at December 31, 2005 and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2005 and 2004 and the complementary notes 1 to 17 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the six-month periods ended December 31, 2005 and 2004, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2005 and 2004, on which we issued our unqualified report on September 7, 2005, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at December 31, 2005 and 2004 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2005.

Limited Review Report (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2005, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 630,937 none of which was claimable at that date.

Autonomous City of Buenos Aires, February 10, 2006

PRICE WATERHOUSE & Co. S.R.L. /s/ Dr. Andrés Suarez (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Andrés Suarez Contador Público (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61

              ABELOVICH, POLANO & ASOCIADOS

/s/ Marcelo Héctor Fuxman                     (Partner)

Marcelo Héctor Fuxman

Public Accountant (U.B.A.)

C.P.C.E.C.A.B.A. Tº 134 Fº 85

Professional Registration of the Firm

C.P.C.E.C.A.B.A. Tº 1 Fº 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: February 20, 2006